Filed by DoorDash, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Wolt Enterprises Oy

Commission File No.: 001-39759

The following prospectus supplement was made available on April 19, 2022.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events, including the timing of the proposed transaction and other information related to the proposed transaction. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern the proposed transaction and our expectations, strategy, plans or intentions regarding it. Forward-looking statements in this communication include, but are not limited to, (i) expectations regarding the timing, completion and expected benefits of our proposed acquisition of Wolt Enterprises Oy (“Wolt”), (ii) plans, objectives and expectations with respect to future operations, stakeholders and the markets in which we, Wolt and the combined company will operate, and (iii) the expected impact of the proposed transaction on the business of the parties. Expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks, uncertainties and other factors relate to, among others: risks and uncertainties related to our pending acquisition of Wolt, including the failure to obtain, or delays in obtaining, required regulatory approvals, the failure to satisfy any of the closing conditions to the proposed transaction on a timely basis or at all and costs and expenses associated with failure to close; costs, expenses or difficulties related to the acquisition of Wolt, including the integration of the Wolt’s business; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; the potential impact of the announcement, pendency or consummation of the proposed transaction on relationships with our and/or Wolt’s employees, customers, suppliers and other business partners; the risk of litigation or regulatory actions to us and/or Wolt; inability to retain key personnel; changes in legislation or government regulations affecting us or Wolt; developments in the COVID-19 pandemic and resulting business and operational impacts on us and/or Wolt; and economic, financial, social or political conditions that could adversely affect us, Wolt or the proposed transaction. For additional information on other potential risks and uncertainties that could cause actual results to differ from the results predicted, please see our Registration Statement on Form S-4, the prospectus contained therein relating to the proposed acquisition of Wolt, Annual Report on Form 10-K for the year ended December 31, 2021 and subsequent Form 10-Qs or Form 8-Ks filed with the Securities and Exchange Commission (the “SEC”). All information provided in this communication is as of the date of this communication and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable, and information available to us, as of such date. We undertake no duty to update this information unless required by law.

Important Additional Information Has Been Filed with the SEC

DoorDash has filed a registration statement on Form S-4, which includes a prospectus of DoorDash. The registration statement on Form S-4, as amended, was declared effective by the Securities and Exchange Commission (the “SEC”) on February 28, 2022. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the prospectus and other documents filed with the SEC by DoorDash through the website maintained by the SEC at www.sec.gov and on DoorDash’s website at ir.doordash.com.

SUPPLEMENT TO PROSPECTUS	April 14, 2022

SUPPLEMENT TO PROSPECTUS

NOT FOR PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, AZERBAIJAN, CANADA, GEORGIA, THE HONG KONG SPECIAL ADMINISTRATIVE REGION OF THE PEOPLE’S REPUBLIC OF CHINA (“HONG KONG”), JAPAN, JERSEY, KAZAKHSTAN, SERBIA, SINGAPORE, SOUTH AFRICA, SWITZERLAND, THE UNITED STATES OR ANY OTHER JURISDICTION WHERE SUCH PUBLICATION OR DISTRIBUTION WOULD VIOLATE APPLICABLE LAWS OR RULES OR WOULD REQUIRE ADDITIONAL DOCUMENTS TO BE COMPLETED OR REGISTERED OR REQUIRE ANY MEASURE TO BE UNDERTAKEN IN ADDITION TO THE REQUIREMENTS UNDER FINNISH LAW.

This document (the “Supplement Document”) is a supplement to the prospectus (the “Prospectus”) of DoorDash, Inc. (“DoorDash”) relating to the offering of Class A common stock of DoorDash in connection with the acquisition by DoorDash of Wolt Enterprises Oy (“Wolt”). The Prospectus was originally approved by the Finnish Financial Supervisory Authority (the “FIN-FSA”) on February 23, 2022 with the journal number FIVA 3/02.05.04/2022. The Prospectus has previously been supplemented by way of a supplement document approved by the FIN-FSA on March 9, 2022 with the journal number FIVA 20/02.05.04/2022. The FIN-FSA has on April 14, 2022 approved this Supplement Document with the journal number FIVA/2022/51.

Unless otherwise stated herein, the definitions used in this Supplement Document have the same meanings as those used in the Prospectus.

As stated in the Prospectus, Wolt entered into a share purchase agreement, dated as of November 9, 2021 (the “Original Share Purchase Agreement”), with DoorDash and the Securityholder Representative, pursuant to which, and subject to the terms and conditions thereof, at the Closing, DoorDash would purchase from each Wolt securityholder entering into a joinder agreement to the Original Share Purchase Agreement all Wolt Shares and all Vested Wolt Options held by such Wolt securityholders in exchange for shares of DoorDash Class A common stock.

On April 9, 2022, DoorDash, Wolt and the Securityholder Representative entered into an amendment (the “Amendment”) to the Original Share Purchase Agreement (the Original Share Purchase Agreement, as amended by the Amendment, the “Share Purchase Agreement”) for the purpose of amending certain terms of the Original Share Purchase Agreement, including in order to (i) revise the consideration allocation mechanics in the Original Share Purchase Agreement to accommodate the liquidation preference provisions of the Wolt Shareholders Agreements and Wolt Articles of Association to the extent they would entitle a holder of Issued Wolt Preferred Shares (as defined below) to receive a liquidation preference amount in respect of such Wolt preferred shares sold in the proposed transactions and (ii) revise the treatment of Vested Wolt Options to provide that upon the Closing, each Vested Wolt Option will automatically be cancelled and the holder thereof shall be entitled to receive either a substitute vested option to purchase DoorDash class A common stock (with respect to holders who are continuing Wolt employees) or shares of DoorDash Class A common stock (with respect to holders who are not continuing Wolt employees), in each case, on the terms and conditions set forth in the Share Purchase Agreement. The Share Purchase Agreement contemplates that Wolt’s shareholders will become parties to the Share Purchase Agreement through the execution of a joinder agreement and that certain Wolt shareholders will enter into a lockup agreement. In connection with entering into the Amendment, the parties also agreed to updated forms of the lockup agreement and joinder agreement that were attached as an exhibit to the Original Share Purchase Agreement (such forms as updated pursuant to the Amendment, the “Lockup Agreement” and the “Joinder Agreement”, respectively).

This Supplement Document has been prepared in order to supplement the information contained in the Prospectus with the information contained in the Amendment as further set out in this Supplement Document. Further, the forms of the Lockup Agreement and the Joinder Agreement, as well as the Amendment, are attached to this Supplement Document in their entirety and are hereby incorporated into the Prospectus as Annexes C, D and E, respectively, as further set out in this Supplement Document.

I

This Supplement Document constitutes a part of the Prospectus and should be read together therewith. To the extent that information in this Supplement Document differs from or updates information contained in the Prospectus, the information in this Supplement Document shall supersede or supplement the information in the Prospectus, as applicable. Without limiting the generality of the foregoing, unless the context otherwise requires, the following defined terms used in the Prospectus shall by this Supplement Document be amended to have the following meanings:

•	all references to the “Share Purchase Agreement” or Annex A shall be deemed to refer, where applicable, to the Original Share Purchase Agreement as amended by the Amendment;

•

all references to the “Lockup Agreement” or “Annex C” shall be deemed to refer, where applicable, to the form of Lockup Agreement attached to this Supplement Document and hereby incorporated into the Prospectus as Annex C, which shall amend and restate Annex C of the Prospectus;

•

all references to a “Joinder Agreement” shall be deemed to refer, where applicable, to the form of Joinder Agreement attached to this Supplement Document and hereby incorporated into the Prospectus as Annex D;

•	all references to terms used in this supplemental disclosure that are not otherwise defined herein shall have the meaning ascribed to such terms in the Prospectus; and

•

all terms defined in this supplemental disclosure that are used in provisions of the Prospectus (whether or not such provisions are included in this supplemental disclosure), shall have the meanings ascribed to such terms in this supplemental disclosure.

SUPPLEMENTS TO THE PROSPECTUS

Supplements to the cover page

The first four paragraphs of the cover page of the Prospectus are replaced with the following information to reflect the Amendment. Amended paragraphs or information, as applicable, have been underlined.

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Wolt Enterprises Oy (“Wolt”) entered into a share purchase agreement, dated as of November 9, 2021 (the “Original Share Purchase Agreement”), with DoorDash, Inc. (“DoorDash”) and Mikko Kuusi, as the representative of Wolt’s securityholders (such representative as may be replaced from time to time, the “Securityholder Representative”). On April 9, 2022, Wolt, DoorDash and the Securityholder Representative entered into an amendment (the “Amendment”) to the Original Share Purchase Agreement (the Original Share Purchase Agreement, as amended by the Amendment, the “Share Purchase Agreement”) for the purpose of amending certain terms of the Share Purchase Agreement. DoorDash has agreed, on the terms and subject to the conditions set forth in the Share Purchase Agreement, to purchase all of the shares in Wolt (collectively, the “Wolt Shares”, each a “Wolt Share”) (including each Wolt Share issued or issuable pursuant to a valid Wolt option exercise that is pending as of the Closing (as defined below), a “Pending Exercise”) held by each securityholder of Wolt who becomes a party to the Share Purchase Agreement through the execution of a joinder agreement to the Share Purchase Agreement (a “Joinder Agreement”, each such securityholder is referred to herein as a “Seller”, the purchase of such Seller’s Wolt securities is referred to herein as the “Purchase” and the Purchase, together with the other transactions contemplated in the Share Purchase Agreement, are referred to herein as the “Transaction”).

At the closing of the Purchase (the “Closing”), each Wolt Share (including each Wolt Share issued or issuable pursuant to a Pending Exercise) held by a Seller will be sold to DoorDash in exchange for (i) a number of shares of DoorDash Class A common stock (subject to reduction for the shares to be deposited into the escrow funds established in connection with the Closing) equal to the Per Share Closing Stock Consideration (as defined in the Share Purchase Agreement and described below) and (ii) the right to receive a portion of the shares of DoorDash Class A common stock released for payment with respect to such share (if any) from the escrow funds established in connection with the Purchase as set forth in the Share Purchase Agreement as well as a portion of any shares of DoorDash Class A common stock issuable following the Closing in connection with the post-closing purchase price adjustments pursuant to the Share Purchase Agreement, in each case, at the time and in the manner contemplated in the Share Purchase Agreement. In addition, as contemplated by the Share Purchase Agreement and described below, Sellers holding Issued Wolt Preferred Shares (as defined below) may be entitled to receive at the Closing additional Liquidation Preference Top-Up Shares (as defined below) to accommodate the liquidation preference provisions of the Wolt Majority Shareholders Agreement (as defined below) to the extent they would apply to the Transaction. At the Closing, all options to subscribe for Wolt class A common shares will be cancelled and extinguished and the holders thereof will be entitled to receive the following consideration on the terms and conditions and as provided for in further detail in the Share Purchase Agreement: (i) with respect to each vested in-the-money Wolt option (each, a “Vested Wolt Option”) that is held by an optionholder who remains an employee of Wolt or its subsidiaries as of immediately following the Closing (each, a “Substitution-Eligible Vested Wolt Option”), DoorDash shall grant to the holder thereof in substitution of such Substitution-Eligible Vested Wolt Option, subject to the terms and conditions of the applicable DoorDash equity incentive plan and any applicable award agreement thereunder, a fully vested option to purchase shares of DoorDash Class A common stock (each, a “Substitute Option”) covering a number of shares of DoorDash Class A common stock determined under the Share Purchase Agreement and subject to such exercise restrictions as set forth in the Share Purchase Agreement; (ii) with respect to each Vested Wolt Option that is not a Substitution-Eligible Vested Wolt Option (each, a “Stock-Eligible Vested Wolt Option”), the holder thereof shall be entitled to receive a number of shares of DoorDash Class A common stock determined pursuant to the Share Purchase Agreement; and (iii) with respect to each unvested Wolt option (each, an “Unvested Wolt Option”) that is held by an optionholder who remains an employee of Wolt or its subsidiaries as of immediately following the Closing (each, a “Substitution-Eligible Unvested Wolt Option”), DoorDash shall grant to the holder thereof an award of restricted stock units covering shares of DoorDash Class A common stock (a “Substitute RSU”) covering a number of shares of DoorDash Class A common stock determined under the Share Purchase Agreement and vesting on the terms set forth in the Share Purchase Agreement.

Pursuant to the Share Purchase Agreement, the Per Share Closing Stock Consideration will equal a number of shares of DoorDash Class A common stock equal to the Total Share Consideration (as defined in the Share Purchase Agreement and described below) divided by the Company Security Number (as defined in the Share Purchase Agreement). The consideration issuable in the transaction is subject to several adjustments, many of which will not be known until the Closing. While the date of the Closing has not yet been determined, set forth below is Wolt’s preliminary estimate of the Per Share Closing Stock Consideration and certain related estimates. These estimates are based on several estimates and assumptions, including (among others) that the Closing would occur during the first half of calendar year 2022, Wolt’s current estimate of the Consideration Adjustments (as defined in section “The Transaction – Overview of the Transaction” of this Prospectus) (including a preliminary forecast of Wolt’s closing balance sheet), the estimated number of Wolt securities anticipated to be outstanding as of the Closing, that no Liquidation Preference Top-Up Shares will be issuable in connection with the Purchase and that none of the DoorDash shares, options or restricted stock units issuable in connection with the Closing will need to be withheld or escrowed as True-Up Escrow Shares, True-Up Escrow Substitute Options or True-Up Escrow Substitute RSUs (each as defined below). Subject to the foregoing, Wolt currently estimates that the Per Share Closing Stock Consideration (after reduction for the Indemnity Escrow Shares, Indemnity Escrow Substitute Options and Indemnity Escrow RSUs (each as defined below) would equal approximately 0.059. Based on the amount of such estimated Per Share Closing Stock Consideration, Wolt estimates (i) that one (1) share of DoorDash Class A common stock would be issuable in connection with the Closing to a Seller holding approximately 17 to 18 Wolt Shares at the time of Closing, and (ii) that a Substitute Option to purchase one (1) share of DoorDash Class A common stock would be issuable in connection with the Closing to a holder of Substitution-Eligible Vested Wolt Options entitling such holder to subscribe for approximately 17 to 18 Wolt Shares. The number of shares of DoorDash Class A common stock issuable with respect to Stock-Eligible Vested Wolt Options and the number of Substitute RSUs that will be granted with respect to Substitution-Eligible Unvested Wolt Options will depend, in part, on the exercise price payable upon the exercise of such Wolt option. Based on the above estimate of the Per Share Closing Stock Consideration and the range of exercise prices applicable to the Stock-Eligible Vested Wolt Options and Substitution-Eligible Unvested Wolt Options that are outstanding on the date hereof, Wolt estimates (a) that one (1) share of DoorDash Class A common stock would be issuable in connection with the Closing with respect to Stock-Eligible Vested Wolt Options entitling such holder to subscribe for approximately 17 to 20 Wolt Shares and (b) that a Substitute RSU to receive one (1) share of DoorDash Class A common stock would be issuable with respect to a Substitution-Eligible Unvested Wolt Option entitling such holder to subscribe for approximately 17 to 20 Wolt Shares. Such estimates do not include the portion of the Indemnity Escrow Shares, Indemnity Escrow Substitute Options or Indemnity Escrow Substitute RSUs (each as defined below), which will be subject to the escrow, forfeiture and cancellation terms set forth in the Share Purchase Agreement as described further below. The actual amount of the Per Share Closing Stock Consideration and the related amounts estimated above will not be determined until the Closing, and any changes in the estimates or assumptions described above as compared to the actual amounts used to calculate the Consideration Adjustments and the other adjustments to the consideration payable in the Purchase would result in a decrease or increase, as applicable, to the Per Share Closing Stock Consideration. Without limiting the foregoing, if any Liquidation Preference Top-Up Shares are issuable pursuant to the Share Purchase Agreement, such shares will reduce the Total Share Consideration, which will reduce the Per Share Closing Stock Consideration.

This prospectus (the “Prospectus”) has been prepared and published by DoorDash for the purposes of issuing shares of DoorDash Class A common stock to certain Wolt securityholders residing in Finland. The shares of DoorDash Class A common stock to be issued to holders of Wolt Shares and/or Stock-Eligible Vested Wolt Options residing in Finland pursuant to the Share Purchase Agreement will be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), pursuant to a registration statement on Form S-4, and an application will be made to have such shares of DoorDash Class A common stock approved for listing on the New York Stock Exchange (“NYSE”), where the shares of DoorDash Class A common stock are currently traded under the symbol “DASH”. No other admission to trading of the DoorDash Class A common stock has been or will be sought in Finland or any other jurisdiction in connection with the Transaction.

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Supplements to the section titled “Important information”

The first paragraph of the section titled “Important information” on page I of the Prospectus is replaced with the following information to reflect the Amendment. Amended paragraphs or information, as applicable, have been underlined.

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The offer to the public (as defined in the Prospectus Regulation (as defined below)) of DoorDash Class A common stock in Finland in connection with the Transaction, for which DoorDash has prepared and published this this Prospectus, is directed towards certain Finnish resident holders of Wolt securities. An application will be made to have the shares of DoorDash Class A common stock to be issued pursuant to the Share Purchase Agreement approved for listing on the NYSE where the shares of DoorDash Class A common stock are currently traded under the symbol “DASH”. No other admission to trading of the DoorDash Class A common stock has been or will be sought in Finland or any other jurisdiction in connection with the Transaction.

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Supplements to the section titled “Summary”

The following new paragraph is inserted immediately after the last paragraph of the section of the Prospectus summary titled “Key information on the securities – What are the main features of the securities?” on pages 4-5 of the Prospectus. The purpose of the new section is to describe the key features of the Substitute Options as a result of the Amendment. The text has been underlined to denote that it consists in its entirety of new information.

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A holder of a Substitute Option (as defined below in the section titled “Key information on the offer of securities to the public – Under which conditions and timetable can I invest in this security?” of this summary) will not have any of the rights or privileges of a stockholder of DoorDash in respect of any shares of DoorDash Class A common stock deliverable under a Substitute Option unless and until such shares (which may be in book entry form) have been issued, recorded on the records of DoorDash or its transfer agents or registrars, and delivered to such holder (including through electronic delivery to a brokerage account). After such issuance, recordation and delivery, the holder of a Substitute Option will have all the rights of a stockholder of DoorDash with respect to voting such shares of DoorDash Class A common stock and receipt of dividends and distributions on such shares. For further information on certain features of the Substitute Options, see also the section titled “Key information on the offer of securities to the public – Under which conditions and timetable can I invest in this security?” of this summary below.

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The section of the Prospectus summary titled “Key information on the offer of securities to the public – Under which conditions and timetable can I invest in this security?” on pages 5–7 of the Prospectus are replaced with the following information to reflect the Amendment. Amended paragraphs or information, as applicable, have been underlined.

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Under which conditions and timetable can I invest in this security?

Wolt Enterprises Oy (“Wolt”) entered into a share purchase agreement, dated as of November 9, 2021 (the “Original Share Purchase Agreement”), with DoorDash and Mikko Kuusi, as the representative of Wolt’s securityholders (such representative as may be replaced from time to time, the “Securityholder Representative”). On April 9, 2022, Wolt, DoorDash and the Securityholder Representative entered into an amendment (the “Amendment”) to the Share Purchase Agreement (the Original Share Purchase Agreement, as amended by the Amendment, the “Share Purchase Agreement”) for the purpose of amending certain terms of the Share Purchase Agreement. DoorDash has agreed, on the terms and subject to the conditions set forth in the Share Purchase Agreement, to purchase all of the shares in Wolt (collectively, the “Wolt Shares”, each a “Wolt Share”) (including each Wolt Share issued or issuable pursuant to a valid Wolt option exercise that is pending as of the closing of the purchase, a “Pending Exercise”) held by each securityholder of Wolt who becomes a party to the Share Purchase Agreement through the execution of a joinder agreement to the Share Purchase Agreement (a “Joinder Agreement”, each such securityholder is referred to herein as a “Seller”, the purchase of such Seller’s Wolt securities is referred to herein as the “Purchase” and the Purchase, together with the other transactions contemplated in the Share Purchase Agreement, are referred to herein as the “Transaction”).

At the closing of the Purchase (the “Closing”), each Wolt Share (including each Wolt Share issued or issuable pursuant to a Pending Exercise) held by a Seller will be sold to DoorDash in exchange for (i) a number of shares of DoorDash Class A common stock (subject to reduction for the shares to be deposited into the escrow funds established in connection with the Closing) equal to the Per Share Closing Stock Consideration (as defined in the Share Purchase Agreement and described below) and (ii) the right to receive a portion of the shares of DoorDash Class A common stock released for payment with respect to such share (if any) from the escrow funds established in connection with the Purchase as set forth in the Share Purchase Agreement as well as a portion of any shares of DoorDash Class A common stock issuable following the Closing in connection with the post-closing purchase price adjustments pursuant to the Share Purchase Agreement, in each case, at the time and in the manner contemplated in the Share Purchase Agreement. In addition, with respect to each Issued Wolt Preferred Share (as defined below) held by a Seller, if the Per Share Preference Amount (as defined in the Share Purchase Agreement and described below) with respect to such share exceeds the Per Share Reference Amount (as defined in the Share Purchase Agreement and described below) (the amount of such excess, if any, the “Liquidation Preference Top-Up Amount”), then such holder will also be entitled to receive in the Purchase a number of shares of DoorDash Class A common stock (subject to reduction for the shares to be deposited into the escrow funds established in connection with the Closing) equal to the Liquidation Preference Top-Up Amount with respect to such Issued Wolt Preferred Share (as defined below) divided by the Acquiror Share Closing Trading Price (as defined in the Share Purchase Agreement and described below) (such shares issuable with respect to all Issued Wolt Preferred Shares, if any, are referred to herein as the “Liquidation Preference Top-Up Shares”). After the Closing, each Seller will own shares of DoorDash Class A common stock and will no longer own Wolt securities. A portion of the shares of DoorDash Class A common stock, Substitute Options and Substitute RSUs received by certain key employees of Wolt in exchange of their Wolt Shares or in substitution of their Wolt options will, subject to their continued employment, vest gradually over a four-year period.

At the Closing, each vested in-the-money Wolt option (each, a “Vested Wolt Option”) that is held by an optionholder who remains an employee of Wolt or its subsidiaries as of immediately following the Closing (each, a “Substitution-Eligible Vested Wolt Option”) will be cancelled and extinguished and, as further described in the Share Purchase Agreement, DoorDash will grant to the holder thereof in substitution of such Substitution-Eligible Vested Wolt Option, subject to the terms and conditions of the applicable DoorDash equity incentive plan and any applicable award agreement thereunder, an option to purchase shares of DoorDash Class A common stock (each, a “Substitute Option”) such that (1) the number of shares of DoorDash Class A common stock issuable pursuant to such Substitute Option will equal the number of Wolt Shares that were issuable upon the exercise of such Substitution-Eligible Vested Wolt Option as of immediately prior to the Closing, multiplied by the Per Share Closing Stock Consideration (as defined in the Share Purchase Agreement and described below), with any resulting fractional share rounded up to the nearest whole share; and (2) the exercise price per share of DoorDash Class A common stock issuable upon the exercise of the Substitute Option will equal the exercise price per share of such Substitution-Eligible Vested Wolt Option as of immediately prior to the Closing divided by the Per Share Closing Stock Consideration, which exercise price will be subject to a one-time conversion from euros to U.S. dollars based on the exchange ratio provided in the Amendment, rounded up to the nearest whole cent.

At the Closing, Vested Wolt Option that is not a Substitution-Eligible Vested Wolt Option (each, a “Stock-Eligible Vested Wolt Option”) will be cancelled and extinguished and the holder thereof will be entitled to receive, subject to the execution and delivery to DoorDash of an Optionholder Acknowledgement and Waiver (as described below) no later than the Post-Closing Deadline (as defined in the Share Purchase Agreement), the following: (i) a number of shares of DoorDash Class A common stock (subject to reduction for the shares to be deposited into the escrow funds established in connection with the Closing) equal to the product of (x) the number of Wolt Shares issuable with respect to such Stock-Eligible Vested Wolt Option as of immediately prior to the Closing multiplied by (y) an amount equal to (1) the Per Share Closing Stock Consideration, minus (2) an amount equal to the quotient of (A) the per share exercise price of such Stock-Eligible Vested Wolt Option divided by (B) €177.7454, with any resulting fractional share rounded to the nearest whole share of DoorDash Class A common stock, and (ii) the right to receive a portion of the shares of DoorDash Class A common stock released for payment with respect to such share (if any) from the escrow funds established in connection with the Purchase as set forth in the Share Purchase Agreement as well as a portion of any shares of DoorDash Class A common stock issuable following the Closing in connection with the post-closing purchase price adjustments pursuant to the Share Purchase Agreement, in each case, at the time and in the manner contemplated in the Share Purchase Agreement.

At the Closing, the unvested options that entitle their holders to subscribe for common shares in Wolt that are outstanding immediately prior to the Closing (the “Unvested Wolt Options”) will be cancelled and extinguished and, with respect to any Unvested Wolt Option that is held by an optionholder who remains an employee of Wolt or its subsidiaries as of immediately following the Closing (a “Substitution-Eligible Unvested Wolt Option”), DoorDash shall grant to each holder thereof an award of restricted stock units covering shares of DoorDash Class A common stock (a “Substitute RSU”) subject to the terms and conditions of the applicable DoorDash equity incentive plan and any applicable award agreement thereunder such (1) that each Substitute RSU grant shall cover that number of shares of DoorDash Class A common stock equal to the product of (x) the number of Wolt

Shares with respect to which such Substitution-Eligible Unvested Wolt Option was unvested as of immediately prior to the Closing multiplied by (y) an amount equal to (1) the Per Share Closing Stock Consideration, minus (2) an amount equal to the quotient of (A) the per share exercise price of such Substitution-Eligible Unvested Wolt Option divided by (B) €177.7454, with any resulting fractional share rounded to the nearest whole share of DoorDash Class A common stock.

Pursuant to the Share Purchase Agreement, (i) the Per Share Closing Stock Consideration will equal a number of shares of DoorDash Class A common stock equal to the Total Share Consideration (as defined in the Share Purchase Agreement and described below) divided by the number of Wolt securities as determined in accordance with the Share Purchase Agreement, and a portion of the Per Share Closing Stock Consideration will be subject to the holdback and escrow provisions of the Share Purchase Agreement, (ii) “Issued Wolt Preferred Shares” means, collectively, the Wolt class B preferred shares, class C preferred shares, class D preferred shares, class E preferred shares, class F preferred shares and class G preferred shares, (iii) the “Per Share Preference Amount” means an amount specified by Wolt as the liquidation preference to which an applicable Issued Wolt Preferred Share is entitled in connection with the Purchase pursuant to the Wolt shareholders’ agreements and the Wolt articles of association, (iv) the “Acquiror Share Closing Trading Price” means an amount equal to the volume weighted average price per share rounded to four (4) decimal places (with amounts 0.00005 and above rounded up) of the shares of DoorDash Class A common stock on the NYSE for the ten (10) consecutive trading days ending with the complete trading day ending on the date that is four (4) trading days prior to the date of the Closing (as converted into euros pursuant to the Share Purchase Agreement) and (v) the “Per Share Reference Amount” means an amount equal to the Per Share Closing Stock Consideration multiplied by the Acquiror Share Closing Trading Price.

The Share Purchase Agreement provides that the Total Share Consideration will equal a number of shares of DoorDash Class A common stock equal to (i) 39,382,172, plus or minus, as applicable, (ii) a positive or negative number of shares (determined in the manner described below) based on the amount of Wolt’s cash and cash equivalents, transaction expenses, taxes, indebtedness and debt-like items, net working capital and aggregate option exercise prices for outstanding Wolt options (the “Consideration Adjustments”) and minus (iii) the aggregate number of Liquidation Preference Top-Up Shares issuable to the holders of Issued Wolt Preferred Shares in connection with the Purchase, including all shares to be deposited into the escrow funds with respect thereto (such number calculated pursuant to clauses (i) through (iii) is collectively referred to herein as the “Total Share Consideration”). For purposes of adjusting the Total Share Consideration, the Consideration Adjustments will be calculated in euros and converted into shares based on a per share price of DoorDash Class A common stock of U.S. $206.4513 converted from U.S. dollars into euros using the Closing Euro Exchange Rate (as defined below). Pursuant to the Share Purchase Agreement, the “Closing Euro Exchange Rate” means the arithmetic mean of the average of the bid and ask spot rates for conversion of U.S. dollars to euros as reported by Bloomberg L.P. on each of the screen EUR Curncy BFIX on each of the ten (10) consecutive trading days ending with the business day ending four (4) business days prior to the date of the Closing.

The consideration issuable in the transaction is subject to several adjustments, many of which will not be known until the Closing. While the date of the Closing has not yet been determined, set forth below is Wolt’s preliminary estimate of the Per Share Closing Stock Consideration and certain related estimates. These estimates are based on several estimates and assumptions, including (among others) that the Closing would occur during the first half of calendar year 2022, Wolt’s current estimate of the Consideration Adjustments (including a preliminary forecast of Wolt’s closing balance sheet), the estimated number of Wolt securities anticipated to be outstanding as of the Closing, that no Liquidation Preference Top-Up Shares will be issuable in connection with the Purchase and that none of the DoorDash shares, options or restricted stock units issuable in connection with the Closing will need to be withheld or escrowed as True-Up Escrow Shares, True-Up Escrow Substitute Options or True-Up Escrow Substitute RSUs (each as defined below). Subject to the foregoing, Wolt currently estimates that the Per Share Closing Stock Consideration (after reduction for the Indemnity Escrow Shares, Indemnity Escrow Substitute Options and Indemnity Escrow RSUs (each as defined below) would equal approximately 0.059. Based on the amount of such estimated Per Share Closing Stock Consideration, Wolt estimates (i) that one (1) share of DoorDash Class A common stock would be issuable in connection with the Closing to a Seller holding approximately 17 to 18 Wolt Shares at the time of Closing, and (ii) that a Substitute Option to purchase one (1) share of DoorDash Class A common stock would be issuable in connection with the Closing to a holder of Substitution-Eligible Vested Wolt Options entitling such holder to subscribe for approximately 17 to 18 Wolt Shares. The number of shares of DoorDash Class A common stock issuable with respect to Stock-Eligible Vested Wolt Options and the number of Substitute RSUs that will be granted with respect to Substitution-Eligible Unvested Wolt Options will depend, in part, on the exercise price payable upon the exercise of such Wolt option. Based on the above estimate of the Per Share Closing Stock Consideration and the range of exercise prices applicable to the Stock-Eligible Vested Wolt Options and Substitution-Eligible Unvested Wolt Options that are outstanding on the date hereof, Wolt estimates (a) that one (1) share of DoorDash Class A common stock would be issuable in connection with the Closing with respect to Stock-Eligible Vested Wolt Options entitling such holder to subscribe for approximately 17 to 20 Wolt Shares and (b) that a Substitute RSU to receive one (1) share of DoorDash Class A common stock would be issuable with respect to a Substitution-Eligible Unvested Wolt Option entitling such holder to subscribe for approximately 17 to 20 Wolt Shares. Such estimates do not include the portion of the Indemnity Escrow Shares, Indemnity Escrow Substitute Options or Indemnity Escrow Substitute RSUs (each as defined below), which will be subject to the escrow, forfeiture and cancellation terms set forth in the Share Purchase Agreement as described further below. The actual amount of the Per Share Closing Stock Consideration and the related amounts estimated above will not be determined until the Closing, and any changes in the estimates or assumptions described above as compared to the actual amounts used to calculate the Consideration Adjustments and the other adjustments to the consideration payable in the Purchase would result in a decrease or increase, as applicable, to the Per Share Closing Stock Consideration. Without limiting the foregoing, if any Liquidation Preference Top-Up Shares are issuable pursuant to the Share Purchase Agreement, such shares will reduce the Total Share Consideration, which will reduce the Per Share Closing Stock Consideration.

For the purposes of the implementation of the Transaction, all Wolt shareholders are expected to accede to the Share Purchase Agreement as Sellers by signing Joinder Agreements and certain other ancillary documents before the consummation of the Transaction. Pursuant to the Share Purchase Agreement, Wolt and each Seller will use their reasonable best efforts to cause each of the Wolt shareholders who have not yet duly executed and delivered a Joinder Agreement to DoorDash and Wolt, to duly execute and deliver a Joinder Agreement to Wolt and DoorDash as promptly as practicable following the later of the effectiveness of the registration statement on Form S-4 filed with the SEC in connection with the Transaction or the date on which this Prospectus is approved by the FIN-FSA. In addition, the Share Purchase Agreement requires Wolt to deliver a notice to the holders of Wolt options summarizing, among other things and subject to certain exceptions specified in the Share Purchase Agreement, the treatment of the Wolt options pursuant to the Share Purchase Agreement and Wolt shall request each holder of Wolt options to execute and deliver an acknowledgement and waiver (the “Optionholder Acknowledgement and Waiver”) acknowledging and confirming the cancellation of such holder’s Wolt options as provided in the Share Purchase Agreement and agreeing to a waiver similar to the waivers provided for in the Joinder Agreement.

DoorDash will appoint Computershare Trust Company as the exchange agent or another exchange agent selected by DoorDash that is reasonably acceptable to Wolt and the Securityholder Representative (the “Exchange Agent”) for purposes of exchanging certain consideration to be paid under the Share Purchase Agreement. After receipt by the Exchange Agent of (i) a duly executed equity transfer agreement (ii) a Joinder Agreement and (iii) a completed IRS form W-8 or the appropriate series of IRS Form W-8 by a Seller, DoorDash will cause the Exchange Agent to issue the amount of shares of DoorDash Class A common stock that such Seller has the right to receive pursuant to the Share Purchase Agreement.

The Closing is subject to certain closing conditions, including, but not limited to, the effectiveness of the registration statement on Form S-4 filed with the SEC in connection with the Transaction and the approval of this Prospectus, receipt of required regulatory approvals and satisfaction (or, to the extent permitted by applicable law, waiver) of other conditions to the Closing. DoorDash and Wolt currently expect the Transaction to close during the first half of calendar year 2022, subject to the receipt of required regulatory approvals and the satisfaction (or, to the extent permitted by applicable law, waiver) of the other conditions to the Transaction contained in the Share Purchase Agreement. However, it is possible that factors outside the control of DoorDash and Wolt, including obtaining the required regulatory approvals, could require DoorDash and Wolt to complete the Transaction at a later time or not complete the Transaction at all.

Based on the consideration anticipated to be payable to Wolt’s shareholders and holders of Stock-Eligible Vested Wolt Options pursuant to the Share Purchase Agreement, and the number of shares of DoorDash Class A common stock outstanding as of January 31, 2022, it is expected that, immediately after completion of the Transaction, former Wolt shareholders and holders of Stock-Eligible Vested Wolt Options will own approximately 9.5% of the outstanding DoorDash Class A common stock, resulting in a corresponding dilution of the total ownership of existing holders of DoorDash Class A common stock. The estimated dilution is exclusive of the DoorDash shares that will be deposited into the Indemnity Escrow Fund (as defined below) at Closing as further described in the Share Purchase Agreement as well as any further dilution that would be caused as a result of exercises of the Substitute Options (which will be vested at Closing), the vesting and settlement of the Substitute RSUs, or the vesting and settlement of the Retention Awards. According to estimates as of the date of this Prospectus, the total costs for DoorDash arising in connection with offer to the public of DoorDash Class A common stock in Finland in connection with the Transaction, mostly consisting of expenses related to financial and legal advisory services, are expected to amount to approximately USD 4.6 million.

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Supplements to the section titled “Tiivistelmä”

Seuraava uusi kappale lisätään välittömästi esitteen sivuilla 11–12 olevan esitteen tiivistelmän kohdan “Keskeiset tiedot arvopapereista – Mitkä ovat arvopaperien keskeiset ominaisuudet?” viimeisen kappaleen jälkeen. Uuden kappaleen tarkoitus on Muutossopimuksen johdosta kuvata Korvaavien Optioiden keskeisiä ominaisuuksia. Teksti on alleviivattu osoituksena siitä, että se koostuu kokonaisuudessaan uudesta tiedosta.

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Korvaavan Option haltijalla (kuten on jäljempänä määritelty tämän tiivistelmän kohdassa “Keskeiset tiedot arvopapereiden yleisölle tarjoamisesta – Mitkä ovat arvopaperiin sijoittamisen edellytykset ja aikataulu?”) ei ole mitään DoorDashin osakkeenomistajan oikeuksia tai etuuksia, jotka koskevat Korvaavan Option nojalla annettavia DoorDashin A-sarjan kantaosakkeita ellei ja siihen asti, kunnes tällaiset osakkeet (jotka voivat olla arvo-osuusmuodossa) on annettu, kirjattu DoorDashin, sen transfer agent -asiamiehen tai rekisterinpitäjän rekisteriin ja toimitettu tällaiselle Korvaavan Option haltijalle (mukaan lukien sähköinen toimitus arvopaperitilille). Tämän antamisen, kirjaamisen ja toimituksen jälkeen Korvaavan Option haltijalla tulee olemaan kaikki DoorDashin osakkeenomistajan oikeudet mitä tulee kyseisten osakkeiden äänioikeuden käyttämiseen sekä niille maksettaviin osinkoihin ja varojenjakoihin. Lisätietoja Korvaavien Optioiden tietyistä ominaisuuksista on esitetty alla tämän tiivistelmän kohdassa “Keskeiset tiedot arvopapereiden yleisölle tarjoamisesta – Mitkä ovat arvopaperiin sijoittamisen edellytykset ja aikataulu?”.

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Esitteen tiivistelmän kohta “Keskeiset tiedot arvopapereiden yleisölle tarjoamisesta – Mitkä ovat arvopaperiin sijoittamisen edellytykset ja aikataulu?” esitteen sivuilla 12–14 korvataan Muutossopimuksen kuvaamiseksi seuraavilla tiedoilla. Muuttuneet kappaleet tai tiedot on merkitty alleviivaamalla.

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Mitkä ovat arvopaperiin sijoittamisen edellytykset ja aikataulu?

Wolt Enterprises Oy (“Wolt”) solmi 9.11.2021 osakekauppakirjan (”Alkuperäinen Kauppakirja”) DoorDashin ja Woltin arvopaperien haltijoiden edustajana toimivan Mikko Kuusen (tällaisen edustajan myöhemmäksi korvaajaksi valitun henkilön kanssa jäljempänä yhdessä ”Arvopaperien Haltijoiden Edustaja”) kanssa. 9.4.2022 Wolt, DoorDash ja Arvopaperien Haltijoiden Edustaja solmivat Kauppakirjan muutossopimuksen (”Muutossopimus”) (Alkuperäinen Kauppakirja Muutossopimuksen mukaisine muutoksineen ”Kauppakirja”) muuttaakseen tiettyjä Kauppakirjan ehtoja. DoorDash on sopinut ostavansa Kauppakirjan mukaisin ehdoin kaikki sellaiset Woltin osakkeet (yhdessä ”Wolt Osakkeet” ja yksin ”Wolt Osake”) (mukaan lukien jokainen Wolt Osake, joka on annettu tai annettavissa perustuen pätevään Wolt option käyttämiseen, joka on vireillä kaupan täytäntöönpanohetkellä (”Vireillä Oleva Option Käyttäminen”)), joiden haltija on liittynyt Kauppakirjan osapuoleksi allekirjoittamalla erillisen Kauppakirjaan liittymissopimuksen (”Liittymissopimus”, kukin tässä kohdassa tarkoitettu haltija ”Myyjä”, Myyjien omistamien Woltin arvopaperien osto ”Kauppa” ja Kauppa yhdessä muiden Kauppakirjassa tarkoitettujen järjestelyjen kanssa ”Yritysjärjestely”).

Kaupan täytäntöönpanon (”Täytäntöönpano”) yhteydessä jokainen kunkin Myyjän omistama Wolt Osake (mukaan lukien jokainen Wolt Osake, joka on annettu tai annettavissa perustuen Vireillä Oleva Option Käyttämiseen) myydään DoorDashille, mistä vastikkeeksi kukin Myyjä saa (i) sellaisen määrän DoorDashin A-sarjan kantaosakkeita (vähennettynä niillä osakkeilla, jotka talletetaan Täytäntöönpanon yhteydessä perustetuille sulkutileille), joka vastaa Kauppakirjassa määriteltyä ja jäljempänä kuvattua Osakekohtaista Täytäntöönpanovastiketta sekä (ii) oikeuden saada osuuden niistä DoorDashin A-sarjan kantaosakkeista, jotka vapautetaan (mikäli niitä vapautuu) maksettaviksi Kaupan yhteydessä perustetuilta sulkutileiltä tämän omistamille osakkeille Kauppakirjassa kuvatulla tavalla sekä osuuden DoorDashin A-sarjan kantaosakkeista, jotka mahdollisesti annetaan Täytäntöönpanon jälkeen Kauppakirjan mukaisten kauppahinnan oikaisujen yhteydessä, kussakin tapauksessa Kauppakirjan mukaisena ajankohtana ja siinä määrätyllä tavalla. Lisäksi jokaisen Myyjän omistaman Annetun Woltin Etuosakkeen (kuten määritelty jäljempänä) osalta, mikäli

Kauppakirjassa määritelty ja jäljempänä kuvattu Osakekohtainen Etuoikeusmäärä tällaisen osakkeen osalta ylittää Kauppakirjassa määritellyn ja jäljempänä kuvatun Osakekohtaisen Vertailuarvomäärän (mahdollinen ylittävä määrä, “Etuoikeuslisämäärä”), tällainen haltija on lisäksi oikeutettu saamaan Kaupassa DoorDashin A-sarjan kantaosakkeita määrän (vähennettynä niillä osakkeilla, jotka talletetaan Täytäntöönpanon yhteydessä perustetuille sulkutileille), joka vastaa Etuoikeuslisämäärää Annettujen Woltin Etuoikeusosakkeiden (kuten jäljempänä määritelty) osalta jaettuna Kauppakirjassa määritellyllä ja jäljempänä kuvatulla Ostajan Täytäntöönpanokurssilla (tällaiset Annettujen Woltin Etuosakkeiden (kuten määritelty jäljempänä) osalta annettavat osakkeet, mikäli tällaisia osakkeita annetaan lainkaan, jäljempänä “Etuoikeuslisäosakkeet”). Täytäntöönpanon jälkeen kukin Myyjä omistaa DoorDashin A-sarjan kantaosakkeita eikä enää omista Woltin arvopapereita. Osa DoorDashin A-sarjan kantaosakkeista, Korvaavista Optioista ja Korvaavista Rajoitetuista Osakeosuuksista, joita tietyt Woltin avainhenkilööt saavat vaihdossa näiden Wolt Osakkeita vastaan tai näiden Wolt optioiden tilalle, ansaitaan vaiheittain (vesting) neljän vuoden ajanjakson kuluessa.

Täytäntöönpanon yhteydessä kukin sellainen vestautunut Wolt optio, joka on plusoptio (in-the-money) (“Vestautunut Wolt Optio”), ja jonka haltija jatkaa Woltin tai sen tytäryhtiöiden työntekijänä välittömästi Täytäntöönpanon jälkeen (“Korvaaviin Optioihin Oikeuttava Vestautunut Wolt Optio”), peruutetaan ja mitätöidään ja Kauppakirjassa tarkemmin kuvatulla tavalla DoorDash myöntää korvauksena tällaiselle haltijalle Korvaaviin Optioihin Oikeuttavaa Vestautunutta Wolt Optiota vastaan soveltuvien DoorDashin pääomaohjelman ja palkitsemissopimusten ehtojen mukaisen option ostaa DoorDashin A-sarjan kantaosakkeita (kukin “Korvaava Optio”) siten, että (1) Korvaavan Option nojalla annettavissa olevien DoorDashin A-sarjan kantaosakkeiden määrä vastaa sitä Wolt Osakkeiden määrää, joka olisi ollut annettavissa Korvaaviin Optioihin Oikeuttavan Vestautuneen Wolt Option käyttämisen perusteella välittömästi ennen Täytäntöönpanoa kerrottuna Kauppakirjassa määritellyllä ja jäljempänä kuvatulla Osakekohtaisella Täytäntöönpanovastikkeella siten, että osakkeiden murto-osat pyöristetään ylöspäin lähimpään kokonaislukuun; ja (2) Korvaavan Option nojalla annettavissa olevien DoorDashin A-sarjan kantaosakkeiden osakekohtainen merkintähinta vastaa Korvaaviin Optioihin Oikeuttavan Vestautuneen Wolt Option osakekohtaista merkintähintaa välittömästi ennen Täytäntöönpanoa jaettuna Osakekohtaisella Täytäntöönpanovastikkeella. Kyseinen merkintähinta muunnetaan kertaluonteisesti euroista Yhdysvaltojen dollareiksi perustuen Muutossopimuksessa määrättyyn vaihtokurssiin, pyöristettynä ylöspäin lähimpään kokonaiseen senttiin.

Täytäntöönpanon yhteydessä kukin Vestautunut Wolt Optio, joka ei ole Korvaaviin Optioihin Oikeuttava Vestautunut Wolt Optio (“Osakkeisiin Oikeuttava Vestautunut Wolt Optio”), peruutetaan ja mitätöidään ja sellaisen option haltija on, edellyttäen, että tämä on allekirjoittanut ja toimittanut DoorDashille jäljempänä kuvatun Optionhaltijan Vahvistuksen ja Luopumisilmoituksen viimeistään Kauppakirjassa määriteltynä Täytäntöönpanon Jälkeisenä Määräpäivänä, oikeutettu saamaan: (i) sellaisen määrän DoorDashin A-sarjan kantaosakkeita (vähennettynä niillä osakkeilla, jotka talletetaan Täytäntöönpanon yhteydessä perustetuille sulkutileille), joka vastaa (x) Osakkeisiin Oikeuttavan Vestautuneen Wolt Option nojalla annettavissa olevien Wolt Osakkeiden määrää välittömästi ennen Täytäntöönpanoa kerrottuna (y) määrällä, joka vastaa (1) Osakekohtaista Täytäntöönpanovastiketta vähennettynä (2) määrällä, joka vastaa seuraavaa osamäärää: (A) Osakkeisiin Oikeuttavan Vestautuneen Wolt Option osakekohtainen merkintähinta jaettuna (B) 177,7454 eurolla siten, että mahdolliset syntyvät murto-osat pyöristetään lähimpään kokonaiseen DoorDashin A-sarjan kantaosakkeeseen, ja (ii) oikeuden saada osuuden niistä DoorDashin A-sarjan kantaosakkeista, jotka vapautetaan (mikäli niitä vapautuu) maksettaviksi Kaupan yhteydessä perustetuilta sulkutileiltä Kauppakirjassa kuvatulla tavalla sekä osuuden DoorDashin A-sarjan kantaosakkeista, jotka ovat annettavissa Täytäntöönpanon jälkeen Kauppakirjan mukaisten Täytäntöönpanon jälkeisten kauppahinnan oikaisujen yhteydessä, kussakin tapauksessa Kauppakirjan mukaisena ajankohtana ja siinä määrätyllä tavalla.

Täytäntöönpanon yhteydessä Woltin osakkeiden merkintään oikeuttavat optio-oikeudet, joiden nojalla merkittävien A-sarjan kantaosakkeiden merkintäaika ei ole alkanut ja jotka ovat laskettuina liikkeeseen välittömästi ennen Täytäntöönpanoa (”Vestautumattomat Wolt Optiot”) peruutetaan ja mitätöidään, ja sellaisten Vestautumattomien Wolt Optioiden, joiden haltija jatkaa Woltin tai sen tytäryhtiöiden työntekijöinä välittömästi Täytäntöönpanon jälkeen (“Korvaavaan Rajoitettuun Osakeosuuteen Oikeuttava Vestautumaton Wolt Optio”) osalta DoorDash tulee antamaan näiden haltijoille rajoitettuja osakeosuuksia (restricted stock units), jotka oikeuttavat DoorDashin A-sarjan kantaosakkeisiin (”Korvaavat Rajoitetut Osakeosuudet”) soveltuvien DoorDashin pääomaohjelman ja palkitsemissopimuksen ehtojen mukaan siten, että (1) kukin Korvaava Rajoitettu Osakeosuus kattaa sellaisen määrän DoorDashin A-sarjan kantaosakkeita, joka vastaa (x) sitä Korvaavaan Rajoitettuun Osakeosuuteen Oikeuttavan Vestautuneen Wolt Option nojalla annettavissa olevien Wolt Osakkeiden määrää, jonka osalta merkintäaika ei ole alkanut välittömästi ennen Täytäntöönpanoa, kerrottuna (y) määrällä, joka vastaa (1) Osakekohtaista Täytäntöönpanovastiketta, vähennettynä (2) määrällä, joka vastaa seuraavaa osamäärää: (A) Korvaavaan Rajoitettuun Osakeosuuteen Oikeuttavan Vestautumattoman Wolt Option osakekohtainen merkintähinta jaettuna (B) 177,7454 eurolla siten, että mahdolliset syntyvät murto-osat pyöristetään lähimpään kokonaiseen DoorDashin A-sarjan kantaosakkeeseen.

Kauppakirjan mukaan (i) Osakekohtainen Täytäntöönpanovastike on sellainen lukumäärä DoorDashin A-sarjan kantaosakkeita, joka vastaa Kauppakirjassa määriteltyä ja alla kuvattua Kokonaisosakevastiketta jaettuna Kauppakirjan mukaan määritellyllä Woltin arvopaperien lukumäärällä, ja osa Osakekohtaisesta Täytäntöönpanovastikkeesta on Kauppakirjassa kuvattujen sulkutili- ja pidätysehtojen kohteena, (ii) ”Annetut Woltin Etuosakkeet” tarkoittavat Woltin B -sarjan etuosakkeita, Woltin C-sarjan etuosakkeita, Woltin D-sarjan etuosakkeita, Woltin E-sarjan etuosakkeita, Woltin F-sarjan etuosakkeita ja Woltin G-sarjan etuosakkeita yhdessä, (iii) Osakekohtainen Etuoikeusmäärä tarkoittaa Woltin yksilöimää etuoikeusmäärää, johon Annettu Woltin Etuosake on oikeutettu Kaupan yhteydessä Woltin osakassopimusten ja Woltin yhtiöjärjestyksen perusteella, (iv) “Ostajan Täytäntöönpanokurssi” tarkoittaa määrää, joka vastaa DoorDashin A-sarjan kantaosakkeiden volyymipainotettua osakekohtaista keskikurssia, joka on pyöristetty neljän (4) desimaalin tarkkuudella (luvut 0,00005 ja suuremmat luvut pyöristetään ylöspäin) NYSE:ssä kymmenenä (10) peräkkäisenä kaupankäyntipäivänä päättyen kokonaiseen kaupankäyntipäivään, joka on neljä (4) kaupankäyntipäivää ennen Täytäntöönpanon päivämäärää (muunnettuna euroiksi Kauppakirjan mukaan) ja (v) “Osakekohtainen Vertailuarvomäärä” tarkoittaa määrää, joka vastaa Osakekohtaista Täytäntöönpanovastiketta kerrottuna Ostajan Täytäntöönpanokurssilla.

Kauppakirjan mukaan Kokonaisosakevastike on sellainen lukumäärä DoorDashin A-sarjan kantaosakkeita, joka on yhtä suuri kuin (i) 39 382 172 vähennettynä tai lisättynä, soveltuvin osin, (ii) alla kuvatulla tavalla määriteltävällä positiivisella tai negatiivisella määrällä osakkeita perustuen Woltin käteisvarojen ja muiden rahavarojen arvoon, transaktiokustannuksiin, veroihin, velkaantumiseen ja velankaltaisten erien, nettokäyttöpääomaan ja Woltin ulkona olevien optio-oikeuksien yhteenlaskettuun merkintähintaan (”Kauppahintaoikaisut”) ja vähennettynä (iii) Annettujen Woltin Etuosakkeiden haltijoille Kaupan yhteydessä annettavien Etuoikeuslisäosakkeiden kokonaismäärällä, käsittäen näistä osakkeista kaikki sulkutileille talletettavat osakkeet (tällainen lukumäärä laskettuna kohtien (i)-(iii) mukaan yhdessä ”Kokonaisosakevastike”). Kokonaisosakevastikkeen oikaisemista varten Kauppahintahintaoikaisut lasketaan euroissa ja muunnetaan osakkeiksi perustuen DoorDashin A-sarjan kantaosakkeiden osakekohtaiseen hintaan 206,4513 Yhdysvaltain dollaria, joka muunnetaan Yhdysvaltain dollareista euroiksi Täytäntöönpanohetken Euron Vaihtokurssin (kuten määritelty jäljempänä) perusteella. Kauppakirjan mukaan ”Täytäntöönpanohetken Euron Vaihtokurssi” tarkoittaa Bloomberg L.P.:n EUR Curncy BFIX -sivulla raportoimaa aritmeettista keskiarvoa keskimääräisten osto- ja myyntitarjousten avistakurssista, jolla Yhdysvaltain dollareita vaihdetaan euroiksi kymmenen (10) peräkkäisen kaupankäyntipäivän aikana, joista viimeinen päättyy neljä (4) pankkipäivää ennen Täytäntöönpanoa.

Yritysjärjestelyssä annettavaan vastikkeeseen kohdistuu useita oikaisuja, joista moni ei ole tiedossa ennen Täytäntöönpanoa. Täytäntöönpanon päivämäärää ei vielä ole määritetty, mutta alla on esitetty Woltin alustava arvio Osakekohtaisesta Täytäntöönpanovastikkeesta ja tiettyjä siihen liittyviä arvioita. Nämä arviot perustuvat useisiin arvioihin ja olettamiin, mukaan lukien (muiden muassa), että Täytäntöönpano tapahtuu kalenterivuoden 2022 ensimmäisen puoliskon aikana, Woltin tämänhetkiseen arvioon Kauppahintaoikaisuista (mukaan lukien alustavaan ennusteeseen Woltin täytäntöönpanohetken taseesta), arvioituun ulkona olevien Woltin arvopaperien odotettuun lukumäärään Täytäntöönpanon hetkellä, että Etuoikeuslisäosakkeita ei anneta Kaupan yhteydessä, ja että yksikään Täytäntöönpanon yhteydessä annettavista DoorDashin A-sarjan kantaosakkeista, optioista tai rajoitetuista osakeosuuksista ei ole pidätysehtojen tai sulkutilijärjestelyn kohteena oleva jäljempänä määritelty True-Up Escrow Shares -osake, True-Up Escrow Substitute Options -optio tai True-Up Escrow Substitute RSU -korvaava osakeosuus. Edellä lausuttu huomioiden Wolt arvioi tällä hetkellä Osakekohtaisen Täytäntöönpanovastikkeen olevan (jäljempänä määriteltyjen Indemnity Escrow Shares -osakkeiden, Indemnity Escrow Substitute Options -optioiden ja Indemnity Escrow Substitute RSU -korvaavien osakeosuuksien vähentämisen jälkeen) arviolta 0,059. Perustuen tähän arvioon Osakekohtaisesta Täytäntöönpanovastikkeesta Wolt arvioi, että (i) yksi (1) DoorDashin A-sarjan kantaosake olisi annettavissa Täytäntöönpanon yhteydessä Myyjälle, joka omistaa arviolta 17–18 Wolt Osaketta Täytäntöönpanohetkellä ja (ii) Korvaava Optio, joka oikeuttaa (1) yhden DoorDashin A-sarjan kantaosakkeen hankkimiseen, olisi annettavissa Täytäntöönpanon yhteydessä haltijalle, jonka Korvaaviin Optioihin Oikeuttavat Vestautuneet Wolt Optiot oikeuttavat merkitsemään arviolta 17–18 Wolt Osaketta. Osakkeisiin Oikeuttavien Vestautuneiden Wolt Optioiden perusteella annettavien DoorDashin A-sarjan kantaosakkeiden ja Korvaaviin Rajoitettuihin Osakeosuuksiin Oikeuttavien Vestautumattomien Wolt Optioiden perusteella annettavien Korvaavien Rajoitettujen Osakeosuuksien lukumäärät riippuvat osin merkintähinnasta, joka on maksettava tällaisten Wolt optioiden käyttämisen yhteydessä. Yllä esitetyn arvioidun Osakekohtaisen Täytäntöönpanovastikkeen sekä Osakkeisiin Oikeuttaviin Vestautuneisiin Wolt Optioihin ja Korvaaviin Rajoitettuihin Osakeosuuksiin Oikeuttaviin Vestautumattomiin Wolt Optioihin soveltuvien merkintähintojen perusteella Wolt arvioi, että (a) yksi (1)

DoorDashin A-sarjan kantaosake olisi annettavissa Täytäntöönpanon yhteydessä haltijalle, jonka Osakkeisiin Oikeuttavat Vestautuneet Wolt Optiot oikeuttavat merkitsemään arviolta 17–20 Wolt Osaketta ja (b) Korvaava Rajoitettu Osakeosuus, jolla saa yhden (1) DoorDashin A-sarjan kantaosakkeen, olisi annettavissa haltijalle, jonka Korvaaviin Rajoitettuihin Osakeosuuksiin Oikeuttavat Vestautumattomat Wolt Optiot oikeuttavat merkitsemään arviolta 17–20 Wolt Osaketta. Nämä arviot eivät sisällä niitä jäljempänä määriteltyjä Indemnity Escrow Shares -osakkeita, Indemnity Escrow Substitute Options -optioita tai Indemnity Escrow Substitute RSU -korvaavia osakeosuuksia, jotka ovat Kauppakirjassa kuvattujen sulku-, menetys- ja peruutusehtojen kohteena, kuten jäljempänä on tarkemmin kuvattu. Osakekohtaista Täytäntöönpanovastiketta ja yllä kuvattuja siihen liittyviä määriä ei määritetä ennen Täytäntöönpanoa ja kaikki muutokset yllä kuvatuissa arvioissa tai olettamissa verrattuna tosiasiallisiin määriin, joita on käytetty Kauppahintaoikaisujen ja muiden Kaupan yhteydessä annettavaan vastikkeeseen kohdistuvien oikaisujen laskemiseksi, johtavat Osakekohtaisen Täytäntöönpanovastikkeen alenemiseen tai kasvamiseen. Edellä mainittua rajoittamatta, mikäli Etuoikeuslisäosakkeita on annettavissa Kauppakirjan perusteella, tällaiset osakkeet vähentävät Kokonaisosakevastiketta, mikä vähentää Osakekohtaista Täytäntöönpanovastiketta.

Yritysjärjestelyn täytäntöönpanemiseksi kaikkien Woltin osakkeenomistajien odotetaan liittyvän Kauppakirjan osapuoliksi Myyjinä allekirjoittamalla Liittymissopimukset ja tiettyjä muita liitännäisasiakirjoja ennen Yritysjärjestelyn toteuttamista. Kauppakirjan mukaan Woltin ja kunkin Myyjän tulee kohtuullisen parhaan kykynsä mukaan huolehtia siitä, että Woltin osakkeenomistajat, jotka eivät ole vielä asianmukaisesti allekirjoittaneet Liittymissopimusta ja toimittaneet sitä DoorDashille ja Woltille, asianmukaisesti allekirjoittavat Liittymissopimuksen ja toimittavat sen DoorDashille ja Woltille mahdollisimman pian sen jälkeen, kun SEC:lle Yritysjärjestelyn yhteydessä jätetty Form S-4 rekisteröintiasiakirja on tullut voimaan tai kun Finanssivalvonta on hyväksyt tämän Esitteen, sen mukaan kumpi näistä ajankohdista on myöhäisempi. Lisäksi Kauppakirjassa edellytetään, että Wolt toimittaa Wolt optioiden haltijoille ilmoituksen jossa kuvataan muun muassa, tietyin Kauppakirjassa yksilöidyin poikkeuksin, Wolt optioiden käsittely Kauppakirjan mukaan, ja Woltin tulee pyytää kutakin Wolt optioiden haltijaa allekirjoittamaan ja toimittamaan vahvistus ja luopumisilmoitus ”Optionhaltijan Vahvistus ja Luopumisilmoitus”), jossa haltija tiedostaa ja vahvistaa Wolt optioidensa Kauppakirjan mukaisen peruutuksen ja sitoutuu tiettyjä oikeuksia koskevaan luopumisilmoitukseen, joka vastaa sisällöltään Liittymissopimuksessa annettavaa luopumisilmoitusta.

DoorDash tulee nimittämään Computershare Trust Companyn tai jonkun toisen DoorDashin valitseman, Woltin ja Arvopaperien Haltijoiden Edustajan kohtuullisesti hyväksyttävissä olevan toimitusasiamiehen (exchange agent) (”Toimitusasiamies”) tietyn Kauppakirjan mukaan maksettavan vastikkeen toimittamista varten. Toimitusasiamiehen vastaanotettua Myyjältä (i) asianmukaisesti allekirjoitetun arvopaperien siirtokirjan, (ii) Liittymissopimuksen ja (iii) täytetyn Yhdysvaltain veroviranomaisen (Internal Revenue Service, ”IRS”) W-8-lomakkeen tai vaaditun sarjan täytettyjä IRS:n W-8-lomakkeita, DoorDash huolehtii siitä, että Toimitusasiamies antaa Myyjälle sen määrän DoorDashin A-sarjan kantaosakkeita, johon Myyjä on oikeutettu Kauppakirjan nojalla.

Täytäntöönpano on ehdollinen tietyille täytäntöönpanoehdoille, mukaan lukien muun muassa SEC:lle Yritysjärjestelyn yhteydessä jätetyn Form S-4:n rekisteröintiasiakirjan voimaantulolle ja tämän Esitteen hyväksymiselle, tarvittavien viranomaishyväksyntöjen saamiselle ja muiden Täytäntöönpanon ehtojen täyttymiselle (tai niistä luopumiselle siltä osin kuin sen on soveltuvan lain mukaan sallittua). Tällä hetkellä DoorDash ja Wolt odottavat, että Yritysjärjestely pannaan täytäntöön vuoden 2022 ensimmäisen puoliskon aikana edellyttäen, että tarvittavat viranomaishyväksynnät on saatu ja muut Kauppakirjassa asetetut Täytäntöönpanon ehdot ovat täyttyneet (tai niistä on luovuttu siltä osin kuin se on soveltuvan lain mukaan sallittua). On kuitenkin mahdollista, että tekijät, joita DoorDash ja Wolt eivät voi kontrolloida, mukaan lukien tarvittavien viranomaishyväksyntöjen saaminen, voivat edellyttää, että DoorDash ja Wolt toteuttavat Yritysjärjestelyn myöhempänä ajankohtana tai että Yritysjärjestelyä ei toteuteta lainkaan.

Woltin osakkeenomistajille ja Osakeisiin Oikeuttavien Vestautuneiden Wolt Optioiden haltijoille Kauppakirjan mukaisesti arvioidun maksettavan vastikkeen ja 31.1.2022 ulkona olevien DoorDashin A-sarjan kantaosakkeiden lukumäärän perusteella entisten Woltin osakkeenomistajien ja Osakkeisiin Oikeuttavien Vestautuneiden Wolt Optioiden haltijoiden arvioidaan välittömästi Yritysjärjestelyn toteuttamisen jälkeen omistavan noin 9,5 prosenttia ulkona olevista DoorDashin A-sarjan kantaosakkeista, mikä johtaa vastaavansuuruiseen DoorDashin A-sarjan kantaosakkeiden nykyisten haltijoiden omistuksen laimentumiseen. Arvioitu laimennusvaikutus ei huomioi osakkeita, jotka talletetaan jäljempänä määritellylle Indemnity Escrow Fund -sulkutilille Kauppakirjassa tarkemmin kuvatulla tavalla, eikä myöhempää laimennusvaikutusta, joka aiheutuu Korvaavien Optioiden (jotka oikeuttavat osakemerkintään Täytäntöönpanosta lukien) käyttämisestä, Korvaavan Rajoitetun Osakeosuuden ansaitsemisen (vesting) ja suorittamisen (settlement) nojalla tapahtuvasta osakkeiden antamisesta, tai Retention Awards – sitouttamisjärjestelyn ansaitsemisen (vesting) ja suorittamisen (settlement) nojalla tapahtuvasta osakkeiden antamisesta. Tämän Esitteen päivämäärän mukaisten arvioiden perusteella DoorDashille Suomessa Yritysjärjestelyn yhteydessä tapahtuvan arvopaperien yleisölle tarjoamisen yhteydessä syntyneiden kokonaiskustannusten, jotka enimmäkseen koostuvat taloudellisista ja oikeudellisista neuvonantajapalveluista, arvioidaan olevan noin 4,6 miljoonaa Yhdysvaltain dollaria.

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Supplements to the section titled “Risk factors”

The risk factor titled “Wolt shareholders and Wolt Vested Optionholders will have a significantly lower ownership and voting interest in DoorDash following the Transaction than they currently have or would potentially have had in Wolt and will exercise less influence over management.” on page 22 of the Prospectus is replaced with the following information to reflect the Amendment. Amended paragraphs or information, as applicable, have been underlined.

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Wolt shareholders and Wolt Vested Optionholders will have a significantly lower ownership and voting interest in DoorDash following the Transaction than they currently have or would potentially have had in Wolt and will exercise less influence over management.

Based on the consideration anticipated to be payable to Wolt’s shareholders and holders of Stock-Eligible Vested Wolt Options pursuant to the Share Purchase Agreement, and the number of shares of DoorDash Class A common stock outstanding as of January 31, 2022, it is expected that, immediately after completion of the Transaction, former Wolt shareholders and holders of Stock-Eligible Vested Wolt Options will own approximately 9.5% of the outstanding DoorDash Class A common stock, resulting in a corresponding dilution of the total ownership of existing holders of DoorDash Class A common stock. Consequently, former Wolt shareholders will have less influence over the management and policies of DoorDash than they currently have over the management and policies of Wolt, and former Wolt Vested Optionholders will have less influence over the management and policies of DoorDash than they would potentially have had over the management and policies of Wolt as shareholders of Wolt, after exercising their option rights. The estimated dilution is exclusive of the DoorDash shares that will be deposited into the Indemnity Escrow Fund (as defined below) at Closing as further described in the Share Purchase Agreement as well as any further dilution that would be caused as a result of exercises of the Substitute Options (which will be vested at Closing), the vesting and settlement of the Substitute RSUs or the vesting and settlement of the Retention Awards. Such anticipated dilution is based, in part, on Wolt’s current estimate of the Consideration Adjustments (as defined below) as well as Wolt’s other purchase price adjustment estimates, which will not be determined until the Closing and are subject to post-closing purchase price adjustments (as further described herein). Any changes in the amount of the Consideration Adjustments (as defined below) or Wolt’s other purchase price adjustment estimates, as compared to the estimated amounts used for purposes of the above estimate, would result in the dilution of the ownership of existing holders of DoorDash Class A common stock being proportionately decreased or increased, as applicable.

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A new risk factor titled “Holders of Stock-Eligible Vested Wolt Options who fail to timely execute the Optionholder Acknowledgement and Waiver will not be entitled to receive any consideration with respect to such Stock-Eligible Vested Wolt Options.” is inserted immediately after the risk factor titled “Wolt shareholders and Wolt Vested Optionholders will have a significantly lower ownership and voting interest in DoorDash following the Transaction than they currently have or would potentially have had in Wolt and will exercise less influence over management.” on page 22 of the Prospectus to reflect the Amendment. The text has been underlined to denote that it consists in its entirety of new information.

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Holders of Stock-Eligible Vested Wolt Options who fail to timely execute the Optionholder Acknowledgement and Waiver will not be entitled to receive any consideration with respect to such Stock-Eligible Vested Wolt Options.

As further described in the section titled “The Share Purchase Agreement – Treatment of Wolt securities; purchase price consideration and adjustments – Treatment of Wolt options” of this Prospectus, each holder of Stock-Eligible Vested Wolt Options will be required to execute and deliver the Optionholder Acknowledgement and Waiver prior to the Post-Closing Deadline (as defined in the Share Purchase Agreement) in order to receive the consideration payable pursuant to the Share Purchase Agreement with respect to such Stock-Eligible Vested Wolt Options and, if such holder fails to do so, such holder shall not be entitled to receive any consideration with respect to such Stock-Eligible Vested Wolt Options, notwithstanding that such option shall have terminated at the Closing.

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The risk factor titled “The shares of DoorDash Class A common stock to be received by Wolt shareholders and Wolt Vested Optionholders upon completion of the Transaction will have different rights from Wolt Shares.” on page 22 of the Prospectus is replaced with the following information to reflect the Amendment. Amended paragraphs or information, as applicable, have been underlined.

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The shares of DoorDash Class A common stock will have different rights from Wolt Shares.

Upon the Closing, the Sellers holding Wolt Shares and Wolt optionholders will no longer be securityholders of Wolt. Instead, the Sellers and holders of Stock-Eligible Vested Wolt Options who have executed the Optionholder Acknowledgement and Waiver prior to the Post-Closing Deadline (as defined in the Share Purchase Agreement), will become stockholders of DoorDash and their rights as DoorDash stockholders will be governed by the terms of DoorDash’s amended and restated certificate of incorporation (the “DoorDash Certificate”) and DoorDash’s amended and restated bylaws (the “DoorDash Bylaws”). In addition, holders of Substitution-Eligible Vested Wolt Options and Substitution-Eligible Unvested Wolt Options will become holders of Substitute Options and Substitute RSUs and their rights with respect thereto will be governed by the applicable DoorDash equity incentive plan and any applicable award agreement thereunder. The terms of the DoorDash Certificate and the DoorDash Bylaws are in some respects materially different than the terms of Wolt’s articles of association (the “Wolt Articles of Association”), which currently govern the rights of Wolt shareholders. For a discussion of the different rights associated with Wolt Shares and shares of DoorDash Class A common stock, see the section titled “Comparison of rights of DoorDash stockholders and Wolt shareholders” of this Prospectus.

In addition, Wolt employees will become subject to DoorDash policies, including an insider trading policy, which will restrict the Wolt employees’ ability to sell DoorDash Class A common stock during certain time periods.

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Supplements to the section titled “The Transaction”

The section titled “The Transaction – Overview of the Transaction” on pages 91–93 of the Prospectus is replaced with the following information to reflect the Amendment. Amended paragraphs or information, as applicable, have been underlined.

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Wolt has entered into the Share Purchase Agreement with DoorDash and the Securityholder Representative. DoorDash has agreed, on the terms and subject to the conditions set forth in the Share Purchase Agreement, to purchase all Wolt Shares (including each Wolt Share issued or issuable pursuant to a Pending Exercise) from the Sellers.

In connection with the execution of the Original Share Purchase Agreement, certain of the Wolt shareholders who collectively owned, as of November 9, 2021, approximately 72% of the outstanding Wolt Shares and approximately 64% of the fully-diluted securities of Wolt (the “Supporting Stockholders”) entered into support agreements (the “Support Agreements”) with DoorDash, pursuant to which each Supporting Stockholder agreed to sell their Wolt Shares to DoorDash in accordance with the terms of the Support Agreements and enter into the Share Purchase Agreement as a Seller thereunder, and be bound by the obligations set forth therein through the execution of a Joinder Agreement, within seventy-two (72) hours following the later of the effectiveness of the registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Transaction (the “Registration Statement”) or the date on which this Prospectus is approved by the FIN-FSA (the “Registration Statement Effective Date”). The Support Agreements were entered into by holders of 5% or more of Wolt Shares, management team members, board members or founders of Wolt. In connection with DoorDash, Wolt and the Securityholder Representative entering into the Amendment, each Supporting Stockholder entered into an acknowledgement agreement with respect to the amendment of the Share Purchase Agreement.

As a practical matter for the purposes of the implementation of the Transaction, all Wolt shareholders are expected to accede to the Share Purchase Agreement as Sellers by signing Joinder Agreements and certain other ancillary documents before the consummation of the Transaction. For each Wolt shareholder who has not voluntarily acceded to the Share Purchase Agreement by way of signing a Joinder Agreement, Wolt may, and has agreed, pursuant to the Share Purchase Agreement, to cause a Joinder Agreement and other documents necessary for transferring such shareholder’s Wolt Shares to be executed on behalf of such Wolt shareholder as such person’s or entity’s agent and attorney pursuant to the Wolt Shareholders Agreements (as defined below). For a discussion on the process for obtaining the Joinder Agreements, see the section titled “The Share Purchase Agreement – The Transaction” of this Prospectus.

At the Closing, each Wolt Share (including each Wolt Share issued or issuable pursuant to a Pending Exercise) held by a Seller will be sold to DoorDash in exchange for (i) a number of shares of DoorDash Class A common stock (subject to reduction for the shares to be deposited into the escrow funds established in connection with the Closing) equal to the Per Share Closing Stock Consideration (as defined in the Share Purchase Agreement and described below) and (ii) the right to receive a portion of the shares of DoorDash Class A common stock released for payment with respect to such share (if any) from the escrow funds established in connection with the Purchase as set forth in the Share Purchase Agreement as well as a portion of any shares of DoorDash Class A common stock issuable following the Closing in connection with the post-closing purchase price adjustments pursuant to the Share Purchase Agreement, in each case, at the time and in the manner contemplated in the Share Purchase Agreement. In addition, with respect to each Issued Wolt Preferred Share (as defined below) held by a Seller, if the Per Share Preference Amount (as defined in the Share Purchase Agreement and described below) with respect to such share exceeds the Per Share Reference Amount (as defined in the Share Purchase Agreement and described below) (the amount of such excess, if any, the “Liquidation Preference Top-Up Amount”), then such holder will also be entitled to receive in the Purchase a number of shares of DoorDash Class A common stock (subject to reduction for the shares to be deposited into the escrow funds established in connection with the Closing) equal to the Liquidation Preference Top-Up Amount with respect to such Issued Wolt Preferred Share divided by the Acquiror Share Closing Trading Price (as defined in the Share Purchase Agreement and described below) (such shares issuable with respect to all Issued Wolt Preferred Shares (as defined below), if any, are referred to herein as the “Liquidation Preference Top-Up Shares”). After the Closing, each Seller will own shares of DoorDash Class A common stock and will no longer own Wolt securities. A portion of the shares of DoorDash Class A common stock, Substitute Options and Substitute RSUs received by certain key employees of Wolt in exchange of their Wolt shares or in substitution of their Wolt options will, subject to their continued employment, vest gradually over a four-year period.

At the Closing, all options to subscribe for Wolt class A common shares will be cancelled and extinguished and the holders thereof will be entitled to receive the consideration, and on the terms and conditions, provided for in the Share Purchase Agreement, as further described in the section titled “The Share Purchase Agreement – Treatment of Wolt securities; purchase price consideration and adjustments – Treatment of Wolt options” of this Prospectus.

Pursuant to the Share Purchase Agreement, (i) the Per Share Closing Stock Consideration will equal a number of shares of DoorDash Class A common stock equal to the Total Share Consideration (as defined in the Share Purchase Agreement and described below) divided by the Company Security Number (as defined in the Share Purchase Agreement and a portion of the Per Share Closing Stock Consideration will be subject to the holdback and escrow provisions of the Share Purchase Agreement, (ii) “Issued Wolt Preferred Shares” means, collectively, the Wolt class B preferred shares, class C preferred shares, class D preferred shares, class E preferred shares, class F preferred shares and class G preferred shares, (iii) the “Per Share Preference Amount” means an amount specified by Wolt as the liquidation preference to which an applicable Issued Wolt Preferred Share is entitled in connection with the Purchase pursuant to the Wolt Shareholders Agreements (as defined below) and the Wolt Articles of Association, (iv) the “Acquiror Share Closing Trading Price” means an amount equal to the volume weighted average price per share rounded to four (4) decimal places (with amounts 0.00005 and above rounded up) of the shares of DoorDash Class A common stock on the NYSE for the ten (10) consecutive trading days ending with the complete trading day ending on the date that is four (4) trading days prior to the date of the Closing (as converted into euros pursuant to the Share Purchase Agreement) and (v) the “Per Share Reference Amount” means an amount equal to the Per Share Closing Stock Consideration multiplied by the Acquiror Share Closing Trading Price.

The Share Purchase Agreement provides that the Total Share Consideration will equal a number of shares of DoorDash Class A common stock equal to (i) 39,382,172, plus or minus, as applicable, (ii) a positive or negative number of shares (determined in the manner described below) based on the amount of Wolt’s cash and cash equivalents, transaction expenses, taxes, indebtedness and debt-like items, net working capital and aggregate option exercise prices for outstanding Wolt options (the “Consideration Adjustments”) and minus (iii) the aggregate number of Liquidation Preference Top-Up Shares issuable to the holders of Issued Wolt Preferred Shares in connection with the Purchase, including all shares to be deposited into the escrow funds with respect thereto (such number calculated pursuant to clauses (i) through (iii) is collectively referred to herein as the “Total Share Consideration”). For purposes of adjusting the Total Share Consideration, the Consideration Adjustments will be calculated in euros and converted into shares based on a per share price of DoorDash Class A common stock of U.S. $206.4513 converted from U.S. dollars into euros using the Closing Euro Exchange Rate (as defined below). Pursuant to the Share Purchase Agreement, the “Closing Euro Exchange Rate” means the arithmetic mean of the average of the bid and ask spot rates for conversion of U.S. dollars to euros as reported by Bloomberg L.P. on each of the screen EUR Curncy BFIX on each of the ten (10) consecutive trading days ending with the business day ending four (4) business days prior to the date of the Closing. Further, the amount of any tax receivables (which have been confirmed by the Finnish Tax Administration as refundable or creditable to Wolt) of value-added taxes arising with respect to Wolt’s transaction costs will be taken into account when computing the amount of the Consideration Adjustments and hence also the amount of the Per Share Closing Stock Consideration.

In addition, certain key employees of Wolt entered into stock restriction agreements with DoorDash prior to the execution of the Share Purchase Agreement. These agreements provide that 40% of the aggregate amount of shares of DoorDash Class A common stock and the aggregate amount of shares of DoorDash Class A common stock underlying the DoorDash stock options and DoorDash restricted stock units, as applicable, that each key employee otherwise would receive on the Closing in exchange for such key employee’s Wolt Shares or in substitution of such key employee’s Wolt options (collectively, the “Restricted Consideration”) will be subject to a four-year time-based vesting schedule as set forth in the stock restriction agreement, subject to such key employee’s continued employment with Wolt, DoorDash or one of their subsidiaries through the applicable vesting date. If, prior to the date on which the Restricted Consideration is fully vested, there is a change in control of Wolt or DoorDash or the key employee’s employment is involuntarily terminated without “cause,” due to such key employee’s death or “disability” or for “good reason,” then a portion of such key employee’s then-unvested Restricted Consideration will become immediately vested, subject to such key employee (or his or her estate, as applicable) timely signing and not revoking a release of claims.

The board of directors of Wolt (the “Wolt Board”) has unanimously (i) approved the terms and conditions of, and entering into, the Share Purchase Agreement and any related agreements to the extent Wolt is a party to such related agreements, (ii) given its consent for such transactions in accordance with the Wolt Articles of Association and (iii) resolved to waive any rights of pre-emption and rights of first refusal in relation to such transactions under the Wolt Articles of Association and the amended and restated shareholders’ agreement relating to Wolt, dated as of December 30, 2020, as amended from time to time (the “Wolt Majority Shareholders Agreement”), and the amended and restated minority shareholders’ agreement relating to Wolt, dated as of December 30, 2020, as amended from time to time (the “Wolt Minority Shareholders Agreement” and, together with the Wolt Majority Shareholders Agreement, the “Wolt Shareholders Agreements”).

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The section titled “The Transaction – Structure of the Transaction” on page 93 of the Prospectus is replaced with the following information to reflect the Amendment. Amended paragraphs or information, as applicable, have been underlined.

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DoorDash has agreed, on the terms and subject to the conditions set forth in the Share Purchase Agreement, to purchase all Wolt Shares (including each Wolt Share issued or issuable pursuant to a Pending Exercise) held by each Seller.

As a practical matter for the purposes of the implementation of the Transaction, all Wolt shareholders are expected to accede to the Share Purchase Agreement as Sellers by signing Joinder Agreements and certain other ancillary documents before the consummation of the Transaction. For each Wolt shareholder who has not voluntarily acceded to the Share Purchase Agreement by way of signing a Joinder Agreement, Wolt may, and has agreed, pursuant to the Share Purchase Agreement, to cause a Joinder Agreement and other documents necessary for transferring such shareholder’s Wolt Shares to be executed on behalf of such Wolt shareholder as such person’s or entity’s agent and attorney pursuant to the Wolt Shareholders Agreements. For a discussion on the process for obtaining the Joinder Agreements, see the section titled “The Share Purchase Agreement – The Transaction” of this Prospectus.

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The section titled “The Transaction – Indemnification” on pages 104–105 of the Prospectus is replaced with the following information to reflect the Amendment. Amended paragraphs or information, as applicable, have been underlined.

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Following the Closing, pursuant to the Share Purchase Agreement, each of the Sellers, the holders of Indemnity Escrow Substitute RSUs (as defined below) and the holders of Indemnity Escrow Substitute Options (as defined below) (collectively, the “Indemnifying Parties”) shall indemnify (on a several and not joint basis based on their pro rata portion of the aggregate purchase consideration) DoorDash and its affiliates (including Wolt) (collectively, the “Indemnified Parties”) against, and hold them harmless from, any losses, liabilities, damages, deficiencies, taxes, costs, interest, awards, judgments, settlements, penalties, fees and expenses, including reasonable and documented out-of-pocket attorneys’, consultants’, experts’ and other professionals’ fees and expenses (including in connection with investigation, defending against, prosecuting, or settling any of the foregoing) and court or arbitration costs, but excluding punitive or exemplary damages (other than as paid to a third party) (collectively, “Losses”) paid or incurred by any of the Indemnified Parties (regardless of whether or not such Losses relate to any third-party claims) directly or indirectly resulting from any of the following: (i) any breach or inaccuracy of Wolt’s representations and warranties, (ii) any breach of Wolt’s or the Securityholder Representative’s covenants, (iii) any inaccuracy in any information set forth in the payment spreadsheets or the closing statement delivered by Wolt pursuant to the Share Purchase Agreement, (iv) any pre-closing taxes not set forth in the payment spreadsheets, (v) any claims or threatened claims by any actual or purported or former Wolt securityholder including any claims alleging violations of fiduciary duty by any current or former member of the Wolt Board or officers, (vi) any fraud committed by or on behalf of Wolt or any of its representatives in connection with the Transaction and (vii) certain other specified third-party claims set forth in a confidential schedule (such indemnifiable matters, collectively the “Wolt Related Indemnifiable Matters”).

In addition, following the Closing, each Indemnifying Party shall indemnify (on a several and not joint basis) the Indemnified Parties against, and hold them harmless from, any Losses paid or incurred by any of the Indemnified Parties directly or indirectly resulting from any of the following: (i) any breach or inaccuracy of such Indemnifying Party’s representations and warranties, (ii) any breach of such Indemnifying Party’s covenants and (iii) any fraud committed by or on behalf of such Indemnifying Party or any of its representatives in connection with the Transaction.

The Indemnity Escrow Available Recourse (as defined below) shall be available to compensate the Indemnified Parties for any claims by such Indemnified Party for any losses suffered or incurred by them and for which they are entitled to recovery under the Share Purchase Agreement. The Indemnifying Parties will not be required to make any indemnification payments for any inaccuracy or breach of the representations and warranties of Wolt until (i) the Losses for any particular loss (and any related indemnifiable losses arising from the same or substantially similar underlying facts, circumstances, or claims) exceeds €750,000 and (ii) the total amount of all Losses that have been directly or indirectly suffered or incurred by any one or more of the Indemnified Parties as a result of any inaccuracy in or breach of any of the representations and warranties of Wolt or any breach of any covenant by Wolt or the Securityholder Representative, in the aggregate, exceeds €25 million in the aggregate; provided, however, that the aforementioned requirements set forth in clauses (i) and (ii) to make any indemnification payments will not apply to breaches of fundamental representations or warranties of Wolt or any fraud by Wolt. Indemnification claims for losses directly or indirectly resulting from the matters set forth in a certain confidential schedule shall be limited, in the aggregate to €200 million from the Indemnity Escrow Available Recourse (as defined below). The sole recourse of the Indemnified Parties for indemnification claims for breach of the Wolt representations and warranties will be the Indemnity Escrow Available Recourse (as defined below); provided, however, that the aforementioned limitation will not apply to breaches of fundamental representations or warranties or any fraud by Wolt.

In no event will any Indemnifying Party be liable to the Indemnified Parties for Losses with respect to the Wolt Related Indemnifiable Matters in excess of such Indemnifying Party’s pro rata share of such Losses and in no event will any Indemnifying Party’s liability for indemnifiable Losses exceed such Indemnifying Party’s portion of the aggregate consideration actually received by such Indemnifying Party (except an Indemnifying Party will be liable to the Indemnified Parties for the full amount of any Losses resulting from, arising out of or related to such Indemnifying Party’s own fraud or the right of any Indemnified Party to pursue remedies under or related to any ancillary agreement against such Indemnifying Party). Payments by the Indemnifying Parties in respect of any Losses will be calculated after giving effect to any Losses recoverable by the Indemnified Parties from insurance policies (net of any (i) reasonable and documented out-of-pocket costs and expenses (including taxes) incurred by such Indemnified Party or its affiliates and its and their respective representatives in procuring such recovery; (ii) any increases in premiums or premium adjustments to the extent attributable to such recovery (applicable to any past, present or future premiums); and (iii) deductibles and other amounts incurred in connection with such recovery).

The indemnification provisions of the Share Purchase Agreement are the Indemnified Parties’ sole and exclusive remedy following the Closing arising from or relating to the Share Purchase Agreement or the Transaction, except for (i) claims under Section 8.11 of the Share Purchase Agreement, (ii) claims for specific performance or injunctive relief and (iii) claims under or related to any related agreement in connection with the Transaction; provided, however, that nothing in the Share Purchase Agreement shall limit the liability of any person or entity in connection with a claim based on fraud committed by such person or entity.

For additional information, please see the section titled “The Share Purchase Agreement – Indemnification” of this Prospectus.

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The section titled “The Transaction – Dilution” on pages 106–107 of the Prospectus is replaced with the following information to reflect the Amendment. Amended paragraphs or information, as applicable, have been underlined.

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Based on the consideration anticipated to be payable to Wolt’s shareholders and holders of Stock-Eligible Vested Wolt Options pursuant to the Share Purchase Agreement, and the number of shares of DoorDash Class A common stock outstanding as of January 31, 2022, it is expected that, immediately after completion of the Transaction, former Wolt shareholders and holders of Stock-Eligible Vested Wolt Options will own approximately 9.5% of the outstanding DoorDash Class A common stock, resulting in a corresponding dilution of the total ownership of existing holders of DoorDash Class A common stock. Consequently, former Wolt shareholders will have less influence over the management and policies of DoorDash than they currently have over the management and policies of Wolt, and former Wolt Vested Optionholders will have less influence over the management and policies of DoorDash than they would potentially have had over the management and policies of Wolt as shareholders of Wolt, after exercising their option rights. The estimated dilution is exclusive of the DoorDash shares that will be deposited into the Indemnity Escrow Fund (as defined below) at Closing as further described in the Share Purchase Agreement as well as any further dilution that would be caused as a result of exercises of the Substitute Options (which will be vested at Closing), the vesting and settlement of the Substitute RSUs or the vesting and settlement of the Retention Awards. Such anticipated dilution is based, in part, on Wolt’s current estimate of the Consideration Adjustments as well as Wolt’s other purchase price adjustment estimates, which will not be determined until the Closing and are subject to post-closing purchase price adjustments (as further described herein). Any changes in the amount of the Consideration Adjustments or Wolt’s other purchase price adjustment estimates, as compared to the estimated amounts used for purposes of the above estimate, would result in the dilution of the ownership of existing holders of DoorDash Class A common stock being proportionately decreased or increased, as applicable. In addition, Wolt employees will become subject to DoorDash policies, including an insider trading policy, which will restrict the Wolt employees’ ability to sell DoorDash Class A common stock during certain time periods.

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Supplements to the section titled “The Share Purchase Agreement”

The section titled “The Share Purchase Agreement – The Transaction” on pages 108–109 of the Prospectus is replaced with the following information to reflect the Amendment. Amended paragraphs or information, as applicable, have been underlined.

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DoorDash has agreed, on the terms and subject to the conditions set forth in the Share Purchase Agreement, to purchase all Wolt Shares (including each Wolt Share issued or issuable pursuant to a Pending Exercise) held by Sellers.

In connection with the execution of the Original Share Purchase Agreement, the Supporting Stockholders entered into the Support Agreements with DoorDash, pursuant to which each Supporting Stockholder agreed to sell their Wolt Shares to DoorDash in accordance with the terms of the Support Agreements and enter into the Share Purchase Agreement as a Seller thereunder, and be bound by the obligations set forth therein through the execution of a Joinder Agreement, within seventy-two (72) hours following the Registration Statement Effective Date. The Support Agreements were entered into by holders of 5% or more of Wolt Shares, management team members, board members or founders of Wolt. In connection with DoorDash, Wolt and the Securityholder Representative entering into the Amendment, each Supporting Stockholder entered into an acknowledgement agreement with respect to the amendment of the Share Purchase Agreement.

Pursuant to the Share Purchase Agreement, Wolt and each Seller (including each Supporting Stockholder) will use their reasonable best efforts to cause each of the Wolt shareholders who have not yet duly executed and delivered a Joinder Agreement to DoorDash and Wolt, to duly execute and deliver a Joinder Agreement to Wolt and DoorDash as promptly as practicable following the Registration Statement Effective Date.

As a practical matter for the purposes of the implementation of the Transaction, all Wolt shareholders are expected to accede to the Share Purchase Agreement as Sellers by signing Joinder Agreements and certain other ancillary documents before the consummation of the Transaction. For each Wolt shareholder who has not voluntarily acceded to the Share Purchase Agreement by way of signing a Joinder Agreement, Wolt may, and has agreed, pursuant to the Share Purchase Agreement, to cause a Joinder Agreement and other documents necessary for transferring such shareholder’s Wolt Shares to be executed on behalf of such Wolt shareholder as such person’s or entity’s agent and attorney pursuant to the Wolt Shareholders Agreements.

Under the terms of the Wolt Shareholders Agreements, Wolt shareholders have tag along rights that they can exercise via a notice to join the Transaction and sell their Wolt Shares to DoorDash. Pursuant to the Wolt Shareholders Agreements, the tag along notice is also required to be sent to the holders of Wolt options in order to provide them with an opportunity to exercise their Vested Wolt Options prior to the Closing. Exercise of the tag along right is not required for a Wolt shareholder to participate in the Purchase and such exercise of the tag along right would not change the terms and conditions under which Wolt shareholders’ Wolt Shares will be transferred to DoorDash.

If all Wolt shareholders do not voluntarily accede to the Transaction by way of signing a Joinder Agreement within forty (40) days following Registration Statement Effective Date, Wolt and each Supporting Stockholder shall, in accordance with the provisions of the Share Purchase Agreement and within two (2) business days thereafter, commence the Drag-Along Exercise, cause the Drag-Along Exercise to remain effective through the completion of the Transaction and cause a Joinder Agreement to be executed on behalf of each Wolt shareholder that has not duly executed and delivered a binding Joinder Agreement as such person’s or entity’s agent and attorney pursuant the Wolt Shareholders Agreements. The Supporting Stockholders constitute the requisite majorities to commence the Drag-Along Exercise.

Wolt and the Supporting Stockholders will, before commencing the Drag-Along Exercise set forth in the Wolt Shareholders Agreements, first approach the other Wolt shareholders and seek to have as many of them as possible sign Joinder Agreements and powers of attorney as well as other necessary ancillary documentation to implement the sale to DoorDash of the Wolt Shares held by such Wolt shareholders pursuant to the Share Purchase Agreement.

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The section titled “The Share Purchase Agreement – Treatment of Wolt securities; purchase price consideration and adjustments” on pages 109–110 of the Prospectus is replaced with the following information to reflect the Amendment. Amended paragraphs or information, as applicable, have been underlined.

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Treatment of Wolt Shares

At the Closing, each Wolt Share (including each Wolt Share issued or issuable pursuant to a Pending Exercise) held by a Seller will be sold to DoorDash in exchange for (i) a number of shares of DoorDash Class A common stock (subject to reduction for the shares to be deposited into the escrow funds established in connection with the Closing) equal to the Per Share Closing Stock Consideration (as defined in the Share Purchase Agreement and described below) and (ii) the right to receive a portion of the shares of DoorDash Class A common stock released for payment with respect to such share (if any) from the escrow funds established in connection with the Purchase as set forth in the Share Purchase Agreement as well as a portion of any shares of DoorDash Class A common stock issuable following the Closing in connection with the post-closing purchase price adjustments pursuant to the Share Purchase Agreement, in each case, at the time and in the manner contemplated in the Share Purchase Agreement. In addition, with respect to each Issued Wolt Preferred Share held by a Seller, if the Per Share Preference Amount (as defined in the Share Purchase Agreement and described below) with respect to such share exceeds the Per Share Reference Amount (as defined in the Share Purchase Agreement and described below) (the amount of such excess, if any, the “Liquidation Preference Top-Up Amount”), then such holder will also be entitled to receive in the Purchase a number of shares of DoorDash Class A common stock (subject to reduction for the shares to be deposited into the escrow funds established in connection with the Closing) equal to the Liquidation Preference Top-Up Amount with respect to such Share divided by the Acquiror Share Closing Trading Price (such shares issuable with respect to all Issued Wolt Preferred Shares, if any, are referred to herein as the “Liquidation Preference Top-Up Shares”). After the Closing, each Seller will own shares of DoorDash Class A common stock and will no longer own Wolt securities.

In addition, certain key employees of Wolt entered into stock restriction agreements with DoorDash prior to the execution of the Share Purchase Agreement, which agreements provide the Restricted Consideration will be subject to a four-year time-based vesting schedule as set forth in the stock restriction agreement, subject to such key employee’s continued employment with Wolt, DoorDash or one of their subsidiaries through the applicable vesting date. If, prior to the date on which the Restricted Consideration is fully vested, there is a change in control of Wolt or DoorDash or the key employee’s employment is involuntarily terminated without “cause,” due to such key employee’s death or “disability” or for “good reason,” then a portion of such key employee’s then-unvested Restricted Consideration will become immediately vested, subject to such key employee (or his or her estate, as applicable) timely signing and not revoking a release of claims.

Pursuant to the Share Purchase Agreement, each Seller will agree that the consideration payable to each Wolt shareholder in connection with the Purchase (including with respect to the method of calculating the amount of consideration that each Wolt shareholder is entitled to receive with respect to the preference amounts (or otherwise) pursuant to the Wolt Shareholders Agreements or pursuant to the Wolt Articles of Association, collectively, the “Payment Rights”) is and shall constitute the sole and exclusive consideration that such holder is entitled to receive in connection with the Purchase, that the shares of DoorDash Class A common stock payable to such holder pursuant to the terms of the Share Purchase Agreement shall satisfy in full the Payment Rights, and that no Seller shall have any further claim, and each Seller expressly waives any claim, with respect to or in any way related to any Payment Rights or any rights to receive any Wolt Shares following the Closing.

Treatment of Wolt options

At the Closing, each option to subscribe for Wolt class A common shares that is outstanding and unexercised as of immediately prior to the Closing shall be treated as follows:

At the Closing, each Substitution-Eligible Vested Wolt Option will be cancelled and extinguished and, as further described in the Share Purchase Agreement, DoorDash will grant to the holder thereof in substitution of such Substitution-Eligible Vested Wolt Option, subject to the terms and conditions of the applicable DoorDash equity incentive plan and any applicable award agreement thereunder, a Substitute Option to purchase shares of DoorDash Class A common stock such that (i) the number of shares of DoorDash Class A common stock issuable pursuant to such Substitute Option will equal the number of Wolt Shares that were issuable upon the exercise of such Substitution-Eligible Vested Wolt Option as of immediately prior to the Closing, multiplied by the Per Share Closing Stock Consideration, with any resulting fractional share rounded up to the nearest whole share; and (ii) the exercise price per share of DoorDash Class A common stock issuable upon the exercise of the Substitute Option will equal the exercise price per share of such Substitution-Eligible Vested Wolt Option as of immediately prior to the Closing divided by the Per Share Closing Stock Consideration, which exercise price will be subject to a one-time conversion from euros to U.S. dollars based on the exchange ratio provided in the Amendment, rounded up to the nearest whole cent. Each Substitute Option will be vested and exercisable for the remainder of the exercise period applicable to the related Substitution-Eligible Vested Wolt Option except that (i) with respect to any Substitute Options held by the Finnish tax residents, no portion of the Substitute Option will be exercisable until the one-year anniversary of the date the related Substitution-Eligible Vested Wolt Option was granted by Wolt, (ii) a portion of Substitute Options constituting the Indemnity Escrow Substitute Options (as defined below) will be subject to restrictions on exercise and cancellation in relation to the post-closing purchase price adjustment, escrow and indemnification provisions of the Share Purchase Agreement and will only become exercisable (if at all) when released from such restrictions; (iii) a portion of the Substitute Options constituting the True-Up Escrow Substitute Options (as defined below) (if any) will be subject to restrictions on exercise and cancellation in relation to certain post-closing purchase price adjustment provisions of the Share Purchase Agreement and will only become exercisable (if at all) when released from such restrictions; and (iv) upon the termination of such employee’s status as a service provider to DoorDash, the then-outstanding portion of the Substitute Option will be exercisable for three (3) months following the termination date, subject to certain extensions provided in the Share Purchase Agreement. In addition to the Substitute Option issuable in connection with the Closing, if any shares of DoorDash Class A common stock are issuable following the Closing in connection with the post-closing purchase price adjustments provided for in the Share Purchase Agreement, a holder of Substitution-Eligible Vested Wolt Options as of immediately prior to the Closing who continues to be an employee of DoorDash or its subsidiaries at the time that such additional shares of DoorDash Class A common stock become issuable will be entitled to receive an additional Substitute Option reflecting such holder’s pro rata portion thereof as provided in the Share Purchase Agreement, which option will have an exercise price of $0.01 per share and would be required to be exercised prior to December 31 in the calendar year in which it was granted.

At the Closing, each Stock-Eligible Vested Wolt Option will be cancelled and extinguished and the holder thereof will be entitled to receive, subject to the execution and delivery to DoorDash of an Optionholder Acknowledgement and Waiver (as described below) no later than the Post-Closing Deadline (as defined in the Share Purchase Agreement), the following: (i) a number of shares of DoorDash Class A common stock (subject to reduction for the shares to be deposited into the escrow funds established in connection with the Closing) equal to the product of (x) the number of Wolt Shares issuable with respect to such Stock-Eligible Vested Wolt Option as of immediately prior to the Closing multiplied by (y) an amount equal to (1) the Per Share Closing Stock Consideration, minus (2) an amount equal to the quotient of (A) the per share exercise price of such Stock-Eligible Vested Wolt Option divided by (B) €177.7454, with any resulting fractional share rounded to the nearest whole share of DoorDash Class A common stock, and (ii) the right to receive a portion of the shares of DoorDash Class A common stock released for payment with respect to such share (if any) from the escrow funds established in connection with the Purchase as set forth in the Share Purchase Agreement (if any) as well as a portion of any shares of DoorDash Class A common stock issuable following the Closing in connection with the post-closing purchase price adjustments pursuant to the Share Purchase Agreement, in each case, at the time and in the manner contemplated in the Share Purchase Agreement.

At the Closing, each Substitution-Eligible Unvested Wolt Option will be cancelled and extinguished and DoorDash will grant to each holder thereof an award of Substitute RSUs subject to the terms and conditions of the applicable DoorDash equity incentive plan and any applicable award agreement thereunder such (1) that each Substitute RSU grant shall cover that number of shares of DoorDash Class A common stock equal to the product of (x) the number of Wolt Shares with respect to which such Substitution-Eligible Unvested Wolt Option was unvested as of immediately prior to the Closing multiplied by (y) an amount equal to (1) the Per Share Closing Stock Consideration, minus (2) an amount equal to the quotient of (A) the per share exercise price of such Substitution-Eligible Unvested Wolt Option divided by (B) €177.7454, with any resulting fractional share rounded to the nearest whole share of DoorDash Class A common stock. Each Substitute RSU shall commence vesting as provided in the Share Purchase Agreement, subject to the holder’s continued employment with DoorDash, Wolt or one of their subsidiaries, except that (i) a portion of the Substitute RSUs constituting the Indemnity Escrow Substitute RSUs (as defined below) shall not vest or settle until the satisfaction of the conditions for the release to the holder thereof, and shall be subject to cancellation, pursuant to the Share Purchase Agreement and will only vest and settle (if at all) after released from such restrictions, in each case, at the time and in the manner contemplated in the Share Purchase Agreement and (ii) a portion of the Substitute RSUs constituting the True-Up Escrow Substitute RSUs (as defined below) shall not vest or settle until the satisfaction of the conditions for the release to the holder thereof, and shall be subject to cancellation, pursuant to the Share Purchase Agreement and will only vest and settle (if at all) after released from such restrictions, in each case, at the time and in the manner contemplated in the Share Purchase Agreement. In addition, if any shares of DoorDash Class A common stock are issuable following the Closing in connection with the post-closing purchase price adjustments provided for in the Share Purchase Agreement, a holder of Substitution-Eligible Unvested Wolt Options as of immediately prior to the Closing who continues to be an employee of DoorDash or its subsidiaries at the time that such additional shares of DoorDash Class A common stock become issuable will be entitled to receive an additional Substitute RSU reflecting such holder’s pro rata portion thereof as provided in the Share Purchase Agreement.

Pursuant to the Share Purchase Agreement, prior to the Closing, Wolt shall take, and the Sellers shall cause Wolt to take, all actions necessary or advisable to effect the cancellation of the Wolt options as of the Closing and to otherwise effect the treatment of the Wolt options provided in the Share Purchase Agreement. In addition, the Share Purchase Agreement requires Wolt to deliver a notice to the holders of Wolt options summarizing, among other things and subject to certain exceptions specified in the Share Purchase Agreement, the treatment of the Wolt options pursuant to the Share Purchase Agreement and Wolt shall request each holder of Wolt options to execute and deliver an acknowledgement and waiver acknowledging and confirming the cancellation of such holder’s Wolt options as provided in the Share Purchase Agreement and agreeing to a waiver similar to the waivers provided for in the Joinder Agreement and informing the optionholder of their right to exercise their vested and exercisable Wolt options until the end of a subscription period determined by the Wolt Board as set forth in the Share Purchase Agreement (the “Optionholder Acknowledgement and Waiver”). The Share Purchase Agreement provides that, effective automatically upon the execution of Joinder Agreements by the requisite majority of Wolt securityholders provided under the Wolt Shareholders Agreements, that the Wolt Shareholders Agreements shall automatically be amended to provide that such notice to optionholders shall satisfy (and that Wolt will not be required to provide such optionholders further notices under) certain provisions of the Wolt Shareholders Agreements, except with respect to Wolt shareholders who were a party to a Wolt Shareholders Agreement prior to such amendment and subject to other exceptions. While the holders of Stock-Eligible Vested Wolt Options will not be required to sign a Joinder Agreement in connection with the Purchase, each holder of Stock-Eligible Vested Wolt Options will be required to execute and deliver the Optionholder Acknowledgement and Waiver prior to the Post-Closing Deadline (as defined in the Share Purchase Agreement) in order to receive the consideration payable pursuant to the Share Purchase Agreement with respect to such Stock-Eligible Vested Wolt Options and, if such holder fails to do so, such holder shall not be entitled to receive any consideration with respect to such Stock-Eligible Vested Wolt Options, notwithstanding that such option shall have terminated at the Closing. The delivery of an executed Optionholder Acknowledgment and Waiver is not a condition to holders of Substitution-Eligible Vested Wolt Options and Substitution-Eligible Unvested Wolt Options receiving the Substitute Options and Substitute RSUs as provided in the Share Purchase Agreement, as applicable, but such Substitute Options and Substitute RSUs will be subject to the terms and conditions of the applicable DoorDash equity incentive plan and applicable award agreement with respect thereto.

Closing and post-Closing purchase price adjustments

Pursuant to the Share Purchase Agreement, prior to the Closing Date, Wolt will deliver to DoorDash an estimate of the Consideration Adjustments, including, among other things, an estimate of the Total Closing Adjustment Amount (as defined in the Share Purchase Agreement) and the other consideration components used to calculate the number of shares of DoorDash Class A common stock, Substitute Options and Substitute RSUs to be issued in connection with the Closing (the “Wolt Closing Statement”). Following a review period by DoorDash and after reflecting any updates to such estimated consideration components, Wolt will deliver a final Wolt Closing Statement, which will include, among other things, Wolt’s final estimate of the Total Closing Adjustment Amount and will be used for purposes of calculating the number of shares of DoorDash Class A common stock, Substitute Options and Substitute RSUs to be issued by DoorDash in connection with the Closing (such final estimate of the Total Consideration Adjustment Amount is referred to herein as the “Estimated Total Consideration Adjustment Amount”). Following the Closing, DoorDash will deliver to the Securityholder Representative a statement setting forth DoorDash’s calculation of the Total Closing Adjustment Amount. Any disagreement between DoorDash and the Securityholder Representative regarding the calculation of the Total Consideration Adjustment Amount will be resolved by a nationally recognized independent accounting firm, reasonably acceptable to DoorDash and Securityholder Representative.

Following such purchase price true-up process, to the extent Wolt’s Estimated Total Consideration Adjustment Amount resulted in an overstatement of the number of shares of DoorDash Class A common stock, Substitute Options and Substitute RSUs issuable by DoorDash in connection with the Closing, DoorDash will be entitled to recover such overstated amount from the Indemnity Escrow Available Recourse (as defined below). If any Sellers holding Issued Wolt Preferred Shares received Liquidation Preference Top-Up Shares in connection with the Closing, the True-Up Escrow Available Recourse (as defined below) will be available to compensate such holders of Issued Wolt Preferred Shares to the extent such purchase price true-up adjustment resulted in a reduction to their pro rata portion of the shares held in the Indemnity Escrow Fund (as defined below) (as compared to what their pro rata portion of the shares held in the Indemnity Escrow Fund (as defined below) would have been if such post-closing adjustments had been made at the time of Closing).

Alternatively, to the extent Wolt’s Estimated Total Consideration Adjustment Amount results in an understatement of the number of shares of DoorDash Class A common stock, Substitute Options and Substitute RSUs issuable by DoorDash in connection with the Closing, DoorDash will issue an additional number of shares, Substitute Options and Substitute RSUs to the Wolt securityholders equal to such understated amount, which will be allocated among the Wolt securityholders pursuant to the allocation principles provided in the Share Purchase Agreement.

The Share Purchase Agreement provides that, after giving effect to the post-closing purchase price true-up payments contemplated in the Share Purchase Agreement, under certain circumstances and subject to certain limitations, provided in the Share Purchase Agreement, DoorDash and the Securityholder Representative shall make such adjustments to the allocation, distribution, transfer and cancellation of the amounts held in the True-Up Escrow Fund (as defined below) or that otherwise constitute a portion of the True-Up Escrow Available Recourse (as defined below) (and shall be entitled, upon the mutual written agreement of DoorDash and the Securityholder Representative, to adjust the allocation, distribution, transfer and cancellation of the amounts held in the Indemnity Escrow Fund (as defined below) or that otherwise constitute a portion of the Indemnity Escrow Available Recourse (as defined below)), in each case, as they may determine to be required in their respective reasonable discretion to ensure the applicable Sellers holding Issued Wolt Preferred Shares receive the Liquidation Preference Top-Up Shares in full and the remainder of consideration is distributed or released, as applicable, from the True-Up Escrow Available Recourse (as defined below) and the Indemnity Escrow Available Recourse (as defined below) so that all holders of Wolt securities receive an economic benefit therefrom that in each case is based on the distribution of proceeds set forth in the Wolt Shareholders Agreements and the Wolt Articles of Association.

The consideration issuable in the transaction is subject to several adjustments, many of which will not be known until the Closing. While the date of the Closing has not yet been determined, set forth below is Wolt’s preliminary estimate of the Per Share Closing Stock Consideration and certain related estimates. These estimates are based on several estimates and assumptions, including (among others) that the Closing would occur during the first half of calendar year 2022, Wolt’s current estimate of the Consideration Adjustments (including a preliminary forecast of Wolt’s closing balance sheet), the estimated number of Wolt securities anticipated to be outstanding as of the Closing, that no Liquidation Preference Top-Up Shares will be issuable in connection with the Purchase and that none of the DoorDash shares, options or restricted stock units issuable in connection with the Closing will need to be withheld or escrowed as True-Up Escrow Shares, True-Up Escrow Substitute Options or True-Up Escrow Substitute RSUs (each as defined below). Subject to the foregoing, Wolt currently estimates that the Per Share Closing Stock Consideration (after reduction for the Indemnity Escrow Shares, Indemnity Escrow Substitute Options and Indemnity Escrow RSUs (each as defined below) would equal approximately 0.059. Based on the amount of such estimated Per Share Closing Stock Consideration, Wolt estimates (i) that one (1) share of DoorDash Class A common stock would be issuable in connection with the Closing to a Seller holding approximately 17 to 18 Wolt Shares at the time of Closing, and (ii) that a Substitute Option to purchase one (1) share of DoorDash Class A common stock would be issuable in connection with the Closing to a holder of Substitution-Eligible Vested Wolt Options entitling such holder to subscribe for approximately 17 to 18 Wolt Shares. The number of shares of DoorDash Class A common stock issuable with respect to Stock-Eligible Vested Wolt Options and the number of Substitute RSUs that will be granted with respect to Substitution-Eligible Unvested Wolt Options will depend, in part, on the exercise price payable upon the exercise of such Wolt option. Based on the above estimate of the Per Share Closing Stock Consideration and the range of exercise prices applicable to the Stock-Eligible Vested Wolt Options and Substitution-Eligible Unvested Wolt Options that are outstanding on the date hereof, Wolt estimates (a) that one (1) share of DoorDash Class A common stock would be issuable in connection with the Closing with respect to Stock-Eligible Vested Wolt Options entitling such holder to subscribe for approximately 17 to 20 Wolt Shares and (b) that a Substitute RSU to receive one (1) share of DoorDash Class A common stock would be issuable with respect to a Substitution-Eligible Unvested Wolt Option entitling such holder to subscribe for approximately 17 to 20 Wolt Shares. Such estimates do not include the portion of the Indemnity Escrow Shares, Indemnity Escrow Substitute Options or Indemnity Escrow Substitute RSUs (each as defined below), which will be subject to the escrow, forfeiture and cancellation terms set forth in the Share Purchase Agreement as described further below. The actual amount of the Per Share Closing Stock Consideration and the related amounts estimated above will not be determined until the Closing, and any changes in the estimates or assumptions described above as compared to the actual amounts used to calculate the Consideration Adjustments and the other adjustments to the consideration payable in the Purchase would result in a decrease or increase, as applicable, to the Per Share Closing Stock Consideration. Without limiting the foregoing, if any Liquidation Preference Top-Up Shares are issuable pursuant to the Share Purchase Agreement, such shares will reduce the Total Share Consideration, which will reduce the Per Share Closing Stock Consideration.

DoorDash Class A common stock is traded on the NYSE under the symbol “DASH.” On April 11, 2022, the last reported sale price of a share of DoorDash Class A common stock on the NYSE was $104.72. Wolt securityholders are urged to obtain current market quotations for the DoorDash Class A common stock because the value of the Per Share Closing Stock Consideration will fluctuate.

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The section titled “The Share Purchase Agreement – Escrow fund; Indemnity Escrow Available Recourse” on page 111 of the Prospectus is replaced with the following information to reflect the Amendment. Amended paragraphs or information, as applicable, have been underlined.

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In connection with the Closing, DoorDash will hold back from the shares of DoorDash Class A common stock otherwise payable to the Sellers and the holders of Stock-Eligible Vested Wolt Options a number of shares of DoorDash Class A common stock equal to such Seller’s and/or Wolt optionholder’s Pro Rata Indemnity Escrow Portion (as defined in the Share Purchase Agreement and described below) of the Indemnity Escrow Number (as defined below), rounded up to the nearest whole share (such shares, the “Indemnity Escrow Shares”). As soon as reasonably practicable after the Closing, DoorDash will deposit the Indemnity Escrow Shares with Computershare Trust Company, or another person selected by DoorDash to serve as an escrow agent (the “Escrow Agent”), which shall be held in trust as an escrow fund (the “Indemnity Escrow Fund”) in accordance with the terms of the Share Purchase Agreement and the escrow agreement (the “Escrow Agreement”). The Indemnity Escrow Shares, together with a portion of the Substitute Options and Substitute RSUs issuable in connection with the Closing (which portion will be based on each Wolt optionholder’s Pro Rata Indemnity Escrow Portion of the Indemnity Escrow Number) shall constitute the “Indemnity Escrow Available Recourse” and the Indemnity Escrow Available Recourse shall be available to compensate the Indemnified Parties for any claims by such Indemnified Party for any losses suffered or incurred by them and for which they are entitled to recovery under the Share Purchase Agreement. The Substitute Options and Substitute RSUs included in the Indemnity Escrow Available Recourse are referred to herein as the “Indemnity Escrow Substitute Options” and the “Indemnity Escrow Substitute RSUs”, respectively. Pursuant to the Share Purchase Agreement, (i) the “Indemnity Escrow Number” means a number equal to 2,250,409 and (ii) the “Pro Rata Indemnity Escrow Portion” means, with respect to each Indemnifying Party, an amount (expressed as a percentage) equal to the quotient of (x) the aggregate number of shares of DoorDash Class A common stock issuable to such Indemnifying Party in connection with the Closing with respect to their Wolt Shares and Stock-Eligible Vested Wolt options plus the aggregate number of shares of DoorDash Class A common stock issuable to such Indemnifying Party upon the full exercise of all Substitute Options and the full settlement of all Substitute RSUs issuable to such Indemnifying Party in connection with the Closing (in each case, prior to giving effect to the reduction of such amounts for the escrow amounts contemplated pursuant to the Share Purchase Agreement), divided by (y) the sum of the aggregate number of shares of DoorDash Class A common stock issuable to all Indemnifying Parties in connection with the Closing with respect to their Wolt Shares and Stock-Eligible Vested Wolt Options plus the aggregate number of shares of DoorDash Class A common stock issuable to all Indemnifying Parties upon the full exercise of all Substitute Options and the full settlement of all Substitute RSUs issuable in connection with the Closing (in each case, prior to giving effect to the reduction of such amounts for the escrow amounts contemplated pursuant to the Share Purchase Agreement).

In addition, after giving effect to the hold back and escrow of the Indemnity Escrow Shares, if the number of shares of DoorDash Class A common stock actually payable with respect to a Issued Wolt Preferred Share in connection with the Closing has an attributed value (based on the Acquiror Share Closing Trading Price and excluding the Indemnity Escrow Shares) that is less than the Per Share Preference Amount with respect to such Issued Wolt Preferred Share (such Issued Wolt Preferred Shares, the “Potential Preference Eligible Wolt Preferred Shares”), then an additional escrow shall be established and DoorDash will hold back from the shares of DoorDash Class A common stock otherwise payable to the Sellers and the holders of Stock-Eligible Vested Wolt Options a number of shares equal to such Seller’s and/or Wolt optionholder’s Pro Rata Contribution Escrow Portion (as defined below) of the True-Up Escrow Share Number (as defined in the Share Purchase Agreement and described below), rounded up to the nearest whole share (such shares, the “True-Up Escrow Shares”). As soon as reasonably practicable after the Closing, DoorDash will deposit the True-Up Escrow Shares with the Escrow Agent, which shall be held in trust as an escrow fund (the “True-Up Escrow Fund”) in accordance with the terms of the Share Purchase Agreement and the Escrow Agreement. The True-Up Escrow Shares, together with a portion of the Substitute Options and Substitute RSUs issuable in connection with the Closing (which portion will be based on each Wolt optionholder’s Pro Rata Contribution Escrow Portion of the True-Up Escrow Share Number) shall constitute the “True-Up Escrow Available Recourse” and the True-Up Escrow Available Recourse shall be available for distribution pursuant to the purchase price true-up provisions of the Share Purchase Agreement. The Substitute Options and Substitute RSUs included in the True-Up Escrow Available Recourse (if any) are referred to herein as the “True-Up Escrow Substitute Options” and the “True-Up Escrow Substitute RSUs”, respectively. If applicable, (i) the “True-Up Escrow Share Number” will equal the number of Indemnity Escrow Shares deposited into the Indemnity Escrow Fund with respect to the Potential Preference

Eligible Wolt Preferred Shares and (ii) the “Pro Rata Contribution Escrow Portion” shall mean, with respect to each Indemnifying Party, an amount (expressed as a percentage) equal to the quotient of (x) the number of Wolt securities (excluding the Potential Preference Eligible Wolt Preferred Shares and excluding Issued Wolt Preferred Shares entitled to receive Liquidation Preference Top-Up Shares in connection with the Closing ) held by such Indemnifying Party as of immediately prior to the Closing (calculated on an as-converted basis), divided by (y) the number of Wolt securities (excluding the Potential Preference Eligible Preferred Stock and excluding Issued Wolt Preferred Shares entitled to receive Liquidation Preference Top-Up Shares in connection with the Closing) held by all Indemnifying Parties as of immediately prior to the Closing (calculated on an as-converted basis).

On or prior to the date that is three (3) business days after the date that is fifteen (15) months following the Closing Date (the “Expiration Date”), DoorDash and the Securityholder Representative shall cause to be released or removed, as applicable from the Indemnity Escrow Available Recourse that number of Indemnity Escrow Shares, Indemnity Escrow Substitute Options and Indemnity Escrow Substitute RSUs (starting (i) first with Indemnity Escrow Shares in reverse chronological order of latest vesting, (ii) second, with Indemnity Escrow Substitute RSUs in reverse chronological order of latest to satisfy time-based vesting requirements under Section1.1(h)(ii) of the Share Purchase Agreement, (iii) third, with Indemnity Escrow Substitute Options and (iv) fourth, with Indemnity Escrow Shares which are not subject to vesting), in each case, having an aggregate value equal to (x) the aggregate amount then-remaining in the Indemnity Escrow Available Recourse, less (y) such aggregate amount of Indemnity Escrow Shares, Indemnity Escrow Substitute Options and Indemnity Escrow Substitute RSUs as is reasonably necessary (with each Indemnity Escrow Share and Indemnity Escrow Substitute RSU being valued at the Acquiror Share Deemed Value (as defined in the Share Purchase Agreement) and each Indemnity Escrow Substitute Option being valued at the Acquiror Share Deemed Value minus the amount of the exercise price of such Indemnity Escrow Substitute Option)) to satisfy any then-unsatisfied claims specified in a valid claim notice delivered in good faith to the Securityholder Representative on or prior to the Expiration Date (the amount to be released or removed, as applicable, the “Initial Indemnity Escrow Release Amount”) and shall, in respect of each of the Indemnifying Parties, transfer to (in the case of DoorDash Class A common stock), or cancel the escrow-related restrictions on exercise of (in the case of the Substitute Options) or cancel the escrow-related vesting terms of (in the case of Substitute RSUs) the Initial Indemnity Escrow Release Amount in accordance with his, her, or its pro rata portion. DoorDash and the Securityholder Representative shall deliver to the Escrow Agent a joint written instruction to release from the Indemnity Escrow Fund the portion of the Initial Indemnity Escrow Release Amount comprised of Indemnity Escrow Shares.

Upon the resolution of all pending indemnification claims for which a portion of the Indemnity Escrow Available Recourse was withheld (and after any distributions from the Indemnity Escrow Available Recourse to the Indemnified Parties), DoorDash and the Securityholder Representative shall cause to be released (in the case of DoorDash Class A common stock) or removed (in the case of Indemnity Escrow Substitute Options and Indemnity Escrow Substitute RSUs) from the Indemnity Escrow Available Recourse all then-remaining amounts in the Indemnity Escrow Fund (the “Final Indemnity Escrow Release Amount”), and cause DoorDash Class A common stock to be transferred to the Indemnifying Parties, or cause the escrow-related restrictions on exercise (in the case of the then remaining Indemnity Escrow Substitute Options) and the escrow-related vesting terms (in the case of the then remaining Indemnity Escrow Substitute RSUs) to be cancelled in accordance with each Indemnifying Parties’ Pro Rata Indemnity Escrow Portion.

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The section titled “The Share Purchase Agreement – Fractional shares” on page 111 of the Prospectus is replaced with the following information to reflect the Amendment. Amended paragraphs or information, as applicable, have been underlined.

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No fractional shares will be issued in the Purchase. Instead, the shares issuable to each Seller shall be aggregated on a Seller-by-Seller basis, and the number of shares of DoorDash Class A common stock to be issued to each Seller in exchange for the Wolt Shares held by such Seller shall be rounded up to the nearest whole number. After the Closing, each Seller will own shares of DoorDash Class A common stock and will no longer own Wolt Shares.

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The tenth, eleventh and twelfth bullets in the section titled “The Share Purchase Agreement – Conditions to completion of the Transaction” on page 123 of the Prospectus are replaced with the following information and a new thirteenth bullet is inserted immediately after them to reflect the Amendment. New and amended paragraphs or information, as applicable, have been underlined.

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•

(i) DoorDash shall have received Joinder Agreements from Wolt shareholders (including the Supporting Stockholders), duly executed by, and binding upon, each such Wolt shareholder in its, his or her own and personal capacity (without application or enforcement of the drag-along provisions in the Wolt Shareholders Agreements), collectively owning all right, title and interest in and to the Supermajority Securities (as defined in the Share Purchase Agreement), in each case as of the Closing, as well as, if applicable, lockup agreements (“Lockup Agreements”) from each of those Wolt shareholders (including the Supporting Stockholders) delivering Joinder Agreements who hold at least 1.5% of the outstanding Wolt Shares (other than any person or entity who has executed a stock restriction agreement with DoorDash), in each case, such that at the Closing, DoorDash obtains a statutory right to initiate a squeeze-out process pursuant to Chapter 18 of the Finnish Companies Act, (ii) each such Supermajority Securityholder (as defined in the Share Purchase Agreement) shall have become a party to the Share Purchase Agreement and (iii) such Lockup Agreements and Joinder Agreements shall be in full force and effect and no Supermajority Securityholder shall have made any claim or commenced any litigation challenging the validity or enforceability of the Drag-Along Exercise or such Lockup Agreements or Joinder Agreements;

•

(i) DoorDash shall have received Joinder Agreements from Wolt shareholders, duly executed by or on behalf of, and binding upon, each such Wolt shareholder (including by such person’s agent and attorney pursuant to the Wolt Shareholders Agreements and in accordance with applicable law), collectively owning all right, title and interest in and to 100% of the outstanding shares of Wolt as of the Closing, calculated on a fully-diluted basis and (ii) each Wolt shareholder (including any securityholder subject to a Pending Exercise) shall have become a party to the Share Purchase Agreement;

•

at the Closing, DoorDash shall acquire (i) all right, title and interest in and to the Supermajority Securities (as defined in the Share Purchase Agreement), free and clear of all liens and (ii) all right, title and interest in all of the Minority Dragged Shares (as defined in the Share Purchase Agreement), free and clear of all liens except for liens arising from the challenge, if any, by the holders of Minority Dragged Shares (as defined in the Share Purchase Agreement) of the validity of the execution of the Joinder Agreement on behalf of such holders of the Minority Dragged Shares (as defined in the Share Purchase Agreement) pursuant to the Wolt Shareholders Agreements;

•	effective as of the Closing all options to subscribe for Wolt shares shall have been cancelled; and

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The third paragraph of the section titled “The Share Purchase Agreement – Indemnification” on pages 124–125 of the Prospectus is replaced with the following information to reflect the Amendment. Amended paragraphs or information, as applicable, have been underlined.

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The Indemnity Escrow Available Recourse shall be available to compensate the Indemnified Parties for any claims by such Indemnified Party for any losses suffered or incurred by them and for which they are entitled to recovery under the Share Purchase Agreement. The Indemnifying Parties will not be required to make any indemnification payments for any inaccuracy or breach of the representations and warranties of Wolt until (i) the Losses for any particular loss (and any related indemnifiable losses arising from the same or substantially similar underlying facts, circumstances, or claims) exceeds €750,000 and (ii) the total amount of all Losses that have been directly or indirectly suffered or incurred by any one or more of the Indemnified Parties as a result of any inaccuracy in or breach of any of the representations and warranties of Wolt or any breach of any covenant by Wolt or the Securityholder Representative, in the aggregate, exceeds €25 million in the aggregate; provided, however, that the aforementioned requirements set forth in clauses (i) and (ii) to make any indemnification payments will not apply to breaches of fundamental representations or warranties of Wolt or any fraud by Wolt. Indemnification claims for losses directly or indirectly resulting from the matters set forth in a certain confidential schedule shall be limited, in the aggregate to €200 million from the Indemnity Escrow Available Recourse. The sole recourse of the Indemnified Parties for indemnification claims for breach of the Wolt representations and warranties will be the Indemnity Escrow Available Recourse; provided, however, that the aforementioned limitation will not apply to breaches of fundamental representations or warranties or any fraud by Wolt.

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Supplements to the section titled “Ancillary agreements”

The second paragraph of the section titled “Ancillary agreements – The Support Agreements” on page 129 of the Prospectus is replaced with the following information to reflect the Amendment. Amended paragraphs or information, as applicable, have been underlined.

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In connection with the execution of the Original Share Purchase Agreement, the Supporting Stockholders entered into the Support Agreements with DoorDash, pursuant to which each Supporting Stockholder agreed to sell their Wolt Shares to DoorDash in accordance with the terms of the Support Agreements and enter into the Share Purchase Agreement as a Seller thereunder, and be bound by the obligations set forth therein through the execution of a Joinder Agreement, within seventy-two (72) hours following the Registration Statement Effective Date. The Support Agreements were entered into by holders of 5% or more of Wolt Shares, management team members, board members or founders of Wolt. In connection with DoorDash, Wolt and the Securityholder Representative entering into the Amendment, each Supporting Stockholder entered into an acknowledgement agreement with respect to the amendment of the Share Purchase Agreement.

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The section titled “Ancillary agreements – The Joinder Agreements” on page 130 of the Prospectus is replaced with the following information to reflect the Amendment. Amended paragraphs or information, as applicable, have been underlined.

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The following section summarizes material provisions of the Joinder Agreements, the form of which is included in this prospectus as Annex D and qualifies the following summary in its entirety. Under the Share Purchase Agreement, each Wolt shareholder and any other Wolt securityholder subject to a Pending Exercise will be given the opportunity to execute a Joinder Agreement, pursuant to which such Wolt shareholder or securityholder, as applicable, will be added as a party to the Share Purchase Agreement as a Seller in the same manner and capacity as if such Wolt shareholder or securityholder, as applicable, was an original party to the Share Purchase Agreement. DoorDash and Wolt are each contemplated to be a party to the Joinder Agreements. Each Wolt shareholder party to the Joinder Agreements would represent and warrant, among other things, as to the number and kind of securities held by such Wolt shareholder.

Additionally, each party to the Joinder Agreements will agree and acknowledge that, if a Wolt shareholder becomes a party to the Share Purchase Agreement solely as a result of the Drag-Along Exercise (as defined in the Share Purchase Agreement), then such Wolt shareholder will not be considered to have made any representation or warranty in the Joinder Agreements or the Share Purchase Agreement, nor will such Wolt shareholder be bound by any restrictive covenants, obligations or agreements set forth in the Joinder Agreements or the Share Purchase Agreement, to the extent that making any such representations or warranties or being bound by any such restrictive covenants, obligations or agreements by such Wolt shareholder would cause any of the Drag Conditions (as defined in the Wolt Shareholders Agreements) not to be satisfied with respect to such Wolt shareholder and the Purchase. Upon the execution of a Joinder Agreement, the Wolt shareholders party to such Joinder Agreements agree that DoorDash, Wolt and the Securityholder Representative will be entitled to enforce, and seek remedies under, the Share Purchase Agreement against such Wolt shareholder party in its capacity as a Seller on the terms and subject to the conditions set forth in the Share Purchase Agreement.

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Supplements to the section titled “Information about DoorDash – Business of DoorDash”

The section titled “Information about DoorDash – Material agreements – The Share Purchase Agreement” on page 148 of the Prospectus is replaced with the following information to reflect the Amendment. Amended paragraphs or information, as applicable, have been underlined.

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DoorDash has agreed, on the terms and subject to the conditions set forth in the Share Purchase Agreement, to purchase all Wolt Shares (including each Wolt Share issued or issuable pursuant to a Pending Exercise) from the Sellers. For further information on the Share Purchase Agreement and certain ancillary agreements, see the sections titled “The Share Purchase Agreement” and “Ancillary Agreements” of this Prospectus. The Share Purchase Agreement is attached to this Prospectus as Annex A.

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Supplements to the section titled “Information about DoorDash – Shares and share capital of DoorDash”

The following new sub-section titled “Certain features of the DoorDash Options” is inserted immediately after the section titled “Information about DoorDash – Shares and share capital of DoorDash – Share-based incentives – Certain features of the DoorDash RSUs” on page 206 of the Prospectus. The purpose of the new section is to describe the key features of the Substitute Options as a result of the Amendment. The text has been underlined to denote that it consists in its entirety of new information.

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Certain features of the DoorDash options

Pursuant to the DoorDash equity plan under which the Substitute Options are anticipated to be granted (the “Plan”), an option is defined as a stock option granted pursuant to the Plan (an “Option”). The Options will be governed by the terms of the Plan and any award agreement made thereunder between DoorDash and the recipient of the Option award (the “Optionee”) concerning the Options (such award agreement, a “Stock Option Agreement”), that will specify the exercise price, the number of shares of DoorDash Class A common stock subject to the Option (as may be adjusted to account for certain changes in the capital structure of DoorDash in accordance with the Plan), the exercise restrictions, if any, applicable to the Option, and such other terms and conditions as the DoorDash Board or any of its committees administering the Plan from time to time (the “Administrator”), in its sole discretion, will determine. Subject to the terms and provisions of the Plan, the Administrator may grant Options to persons providing services as an employee to, or natural persons engaged by (to provide bona fide services in accordance with the Plan to), DoorDash (such person, a “Service Provider”).The Administrator may specify in a Stock Option Agreement that the Optionee’s rights, payments, and benefits with respect to an Option will be subject to reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Option. An Option is subject to DoorDash’s clawback policy as may be established and/or amended from time to time to comply with applicable laws.

Pursuant to the terms of the Stock Option Agreement, the Optionee will not have any of the rights or privileges of a stockholder of DoorDash in respect of any shares of DoorDash Class A common stock deliverable for an Option unless and until such shares (which may be in book entry form) have been issued, recorded on the records of DoorDash or its transfer agents or registrars, and delivered to the Optionee (including through electronic delivery to a brokerage account). After such issuance, recordation and delivery, the Optionee will have all the rights of a stockholder of DoorDash with respect to voting such shares of DoorDash Class A common stock and receipt of dividends and distributions on such shares.

The term of each Option is stated in the Stock Option Agreement. At the time an Option is granted, the Administrator will fix the period within which the Option may be exercised and will determine any conditions that must be satisfied before the Option may be exercised.

Any Option granted under the Plan is exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Stock Option Agreement. An Option may not be exercised for a fraction of a share. An Option will be deemed exercised when DoorDash receives: (i) notice of exercise (in accordance with the procedures that the Administrator may specify from time to time) from the person entitled to exercise the Option, and (ii) full payment for the shares of DoorDash Class A common stock with respect to which the Option is exercised (together with any applicable tax withholdings). Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Stock Option Agreement and the Plan. Until the shares of DoorDash Class A common stock are issued (as evidenced by the appropriate entry on the books of DoorDash or of a duly authorized transfer agent of DoorDash), no right to vote or receive dividends or any other rights as a stockholder will exist with respect to the shares of DoorDash Class A common stock subject to an Option, notwithstanding the exercise of the Option. DoorDash will issue (or cause to be issued) such shares of DoorDash Class A common stock promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the shares are issued, except as in specific situations described in the Plan. Exercising an Option in any manner will decrease the number of shares of DoorDash Class A common stock thereafter available for sale under the Option, by the number of shares of DoorDash Class A common stock as to which the Option is exercised.

With respect to the Substitute Options, the per share exercise price for the shares of DoorDash Class A common stock to be issued pursuant to exercise of a Substitute Option is described in the section titled “The Share Purchase Agreement – Treatment of Wolt securities; purchase price consideration and adjustments – Treatment of Wolt options” of this Prospectus.

Pursuant to the Stock Option Agreement, in the event of cessation of Optionee’s status as a Service Provider, the Options generally will be exercisable, to the extent vested, for a period of three (3) months after Optionee ceases to be a Service Provider, unless such termination is due to Optionee’s death or total and permanent disability, in which case the Options shall be exercisable, to the extent vested, for a period of twelve (12) months after Optionee ceases to be a Service Provider. Notwithstanding the foregoing sentence, in no event may the Options be exercised after the term/expiration date as provided in the Stock Option Agreement, and in certain events the Options may be subject to earlier termination as provided in the Plan.

Under the Stock Option Agreement, Optionee’s status as a Service Provider will be considered terminated as of the date Optionee is no longer actively providing services to DoorDash or any of its parents or subsidiaries (regardless of the reason for such termination and whether or not later found to be invalid or in breach of employment laws in the jurisdiction where Optionee is a Service Provider or the terms of Optionee’s employment or service agreement, if any), and unless otherwise expressly provided in the Stock Option Agreement or determined by the Administrator, (i) Optionee’s right to vest in the Option under the Plan, if any, will terminate as of such date and will not be extended by any notice period (e.g., Optionee’s period of service would not include any contractual notice period or any period of “garden leave” or similar period mandated under employment laws in the jurisdiction where Optionee is a Service Provider or the terms of Optionee’s employment or service agreement, if any); and (ii) the period (if any) during which Optionee may exercise the Option after such termination of Optionee’s status as a Service Provider will commence on the date Optionee ceases to actively provide services and will not be extended by any notice period or the terms of Optionee’s employment or service agreement, if any; the Administrator shall have the exclusive discretion to determine when Optionee is no longer actively providing services for purposes of this Option grant (including whether Optionee may still be considered to be providing services while on a leave of absence). Pursuant to the Stock Option Agreement, no claim or entitlement to compensation or damages shall arise from forfeiture of the Option resulting from the termination of Optionee’s status as a Service Provider (for any reason whatsoever, whether or not later found to be invalid or in breach of employment laws in the jurisdiction where Optionee is a Service Provider or the terms of Optionee’s employment or service agreement, if any).

In the event of a merger of DoorDash with or into another corporation or other entity, an acquisition of ownership of the stock of DoorDash that, together with the stock held by such person constitutes more than fifty percent (50%) of the total voting power of the stock of DoorDash, or certain other change of control events, in each case as determined and specified in further detail in the Plan) (a “Change in Control”), each outstanding Option award will be treated as the Administrator determines without a Optionee’s consent, including, without limitation, that (i) Option awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices; (ii) upon written notice to a Optionee, that the Optionee’s Option awards will terminate upon or immediately prior to the consummation of such merger or Change in Control; (iii) outstanding Option awards will vest and become exercisable, realizable, or payable, or restrictions applicable to an Option award will lapse, in whole or in part prior to or upon consummation of such merger or Change in Control, and, to the extent the Administrator determines, terminate upon or immediately prior to the effectiveness of such merger or Change in Control; (iv) (A) the termination of an Option award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such Option award or realization of the Optionee’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Administrator determines in good faith that no amount would have been attained upon the exercise of such Option awards or realization of the Optionee’s rights, then such Option award may be terminated by DoorDash without payment), or (B) the replacement of such Option award with other rights or property selected by the Administrator in its sole discretion; or (v) any combination of the foregoing. In taking any such actions, the Administrator will not be obligated to treat all Optionees, all awards, all awards held by a Optionee, all awards of the same type, or all portions of a, similarly in the transaction.

Unless determined otherwise by the Administrator, an Option or any other award granted under the Plan may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent and distribution, and may be exercised, during the lifetime of the Optionee, only by the Optionee. If the Administrator makes an award transferable, such award will contain such additional terms and conditions as the Administrator deems appropriate.

The Substitute Options granted in connection with the Transaction will vest and be exercisable on the terms set forth in the Amended Share Purchase Agreement and will otherwise be governed by the Plan and Stock Option Agreements to be made thereunder between DoorDash and each recipient of the Substitute Options. For further information on the Substitute Options, see also the section titled “The Share Purchase Agreement – Treatment of Wolt securities; purchase price consideration and adjustments – Treatment of Wolt options” of this Prospectus.

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Supplements to the section titled “Finnish taxation”

The first four paragraphs of the section titled “Finnish taxation” on page 248 of the Prospectus is replaced with the following information to reflect the Amendment. Amended paragraphs or information, as applicable, have been underlined.

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The following summary is based on the tax laws, case law and tax practice of Finland as in effect on the date of this Prospectus. Any changes in tax laws, case law and tax practice may affect taxation and they may also have a retroactive effect on tax consequences. The following summary is not exhaustive and does not take into account or deal with the tax laws, case law or tax practice of any country other than Finland. The following description does not address any tax consequences applicable to shareholders that may be subject to special tax rules, including, among others, different restructurings of corporations, controlled foreign corporations, non-business carrying entities, income tax-exempt entities, investment funds, or general or limited partnerships. Furthermore, this description addresses neither Finnish inheritance nor gift tax consequences.

Wolt securityholders are advised to consult their own professional tax advisors as to the Finnish or foreign tax consequences of the Transaction and the purchase, ownership and disposition of the DoorDash Class A common stock and/or the Substitute Options entitling thereto. The tax legislation of Wolt securityholders’ country of residence and the country of incorporation of DoorDash may have an impact on the income received from the DoorDash Class A common stock and/or the Substitute Options entitling thereto. Wolt securityholders who may be affected by the tax laws of other jurisdictions than Finland are advised to consult their tax advisors with respect to the tax consequences applicable to their particular circumstances.

The following is a description of the material Finnish income tax and transfer tax consequences that may be relevant with respect to the receipt of DoorDash Class A common stock and/or the Substitute RSUs and the Substitute Options entitling thereto in connection with the Transaction. The description below is applicable to Finnish resident natural persons and limited liability companies for the purposes of Finnish domestic tax legislation relating to vesting of Substitute RSUs, exercise of the Substitute Options, dividend distributions on DoorDash Class A common stock and capital gains arising from the sale of DoorDash Class A common stock.

This description is primarily based on:

•	The Finnish Income Tax Act (1535/1992, as amended, the “Finnish Income Tax Act”);

•	The Finnish Business Income Tax Act (360/1968, as amended, the “Finnish Business Income Tax Act”);

•	The Act on Elimination of International Double Taxation (1552/1995, as amended); and

•	The Finnish Transfer Tax Act (931/1996, as amended).

In addition, relevant case law as well as decisions and statements made by the tax and other relevant authorities in effect and available as of the date of this Prospectus have been taken into account.

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The section titled “Finnish taxation – Tax implications of the Transaction for the Wolt securityholders” on page 249 of the Prospectus is replaced with the following information to reflect the Amendment. Amended paragraphs or information, as applicable, have been underlined.

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Tax implications of the transaction for the Wolt securityholders

Tax treatment of the exchange of Wolt Shares into DoorDash Class A common stock

The exchange of Wolt Shares into DoorDash Class A common stock will generally trigger income tax consequences for Finnish resident holders of Wolt Shares, as the Transaction does not under the applicable tax legislation fulfill the formal prerequisites for a tax neutral share exchange. A Finnish minority shareholder of Wolt has initiated a process seeking to test the tax treatment of the Transaction, specifically seeking to determine whether the principle of free movement of capital under EU law would limit Finland’s right to tax the share exchange. On April 12, 2022, the minority shareholder received a preliminary ruling from the Finnish Central Tax Board, according to which no such limitation would follow from EU law, although the decision was not unanimous (with 3 out of 7 members ruling in favor of the minority shareholder). The minority shareholder is expected to appeal the ruling to the Finnish Supreme Administrative Court. There is currently no definitive timeline regarding when any final court judgement will be issued, but the procedure may take up to several months or even years, depending also on whether the Finnish Supreme Administrative Court will decide to request a preliminary ruling from the European Court of Justice. As there is no definitive indication of the final outcome of the process, the following assumptions are based on the strict wording of the law.

Pursuant to Finnish taxation practice, the exchange of shares will trigger capital gain taxation for Finnish resident shareholders when the Transaction is deemed to become final under the closing conditions of the Share Purchase Agreement, i.e. at Closing. The taxable capital gain for the holders of Wolt Shares will be calculated as the difference between the value of the DoorDash Class A common stock received as consideration and the acquisition cost of their Wolt Shares. Instead of the actual acquisition cost Finnish resident natural persons may use a presumptive acquisition cost, which is equal to 20 percent of the value of the DoorDash Class A common stock received as consideration. For further information on capital gains taxation, see the section titled ”– Capital gains taxation” below.

Tax treatment of the Stock-Eligible Vested Wolt Options that are substituted with DoorDash Class A common stock

At the Closing, each Stock-Eligible Vested Wolt Option will be cancelled and extinguished and each holder of such Stock-Eligible Vested Wolt Options will, as further described in the Share Purchase Agreement, be entitled to receive no later than on the Post-Closing Deadline (as defined in the Share Purchase Agreement) a number of shares of DoorDash Class A common stock determined in accordance with the Share Purchase Agreement.

In respect of Stock-Eligible Vested Wolt Options that have been granted based on the holder’s employment, the substitution of such Stock-Eligible Vested Wolt Options with DoorDash Class A common stock triggers income taxation. The amount of the taxable income is the value of the DoorDash Class A common stock received as consideration. The option benefit is subject to income taxation at a progressive scale. Income taxation is triggered when the Options are exercised, i.e. at the Closing. The tax treatment described here shall be the same even if the option holder has transferred the Stock-Eligible Vested Wolt Options to a company owned by the option holder. No social contributions become payable upon the Closing provided that the Stock-Eligible Vested Wolt Option has been granted at least one year prior to the Closing, except for the employee’s nursing charge which is 1.50% in 2022.

The substitution of Stock-Eligible Vested Wolt Options held for other purposes than based on employment may also trigger income taxation for the option holder, if the Stock-Eligible Vested Wolt Options have been granted as remuneration for services granted by such holder e.g. to contracting parties. The tax consequences generally depend on the legal form of such contracting party.

Tax treatment of Substitution-Eligible Vested Wolt Options that are substituted with Substitute Options

At the Closing each Substitution-Eligible Vested Wolt Option shall be cancelled and extinguished and, as further described in the Share Purchase Agreement, DoorDash shall grant to the holder thereof in substitution of such Substitution-Eligible Vested Wolt Option, subject to the terms and conditions of the applicable DoorDash equity incentive plan and any applicable award agreement thereunder, a Substitute Option to purchase a number of shares of DoorDash Class A common stock determined in accordance with the Share Purchase Agreement.

The substitution of a Substitution-Eligible Vested Wolt Option with a Substitute Option is not regarded as an exercise of such Substitution-Eligible Vested Wolt Option and does not trigger income taxation or social contributions at the Closing. Income tax at a progressive scale is triggered when the recipient of a Substitute Option exercises the Substitute Option and receives DoorDash Class A common stock. No social contributions become payable upon the exercise of the Substitute Option provided that the Substitution-Eligible Vested Wolt Option has been granted at least one year prior to the exercise of the Substitute Option, except for the employee’s nursing charge which is 1.50% in 2022.The Substitute Option shall be exercisable in accordance with a schedule that reflects the vesting schedule of the relevant Substitution-Eligible Vested Wolt Option and other exercise restrictions set forth in the Share Purchase Agreement and other agreements related thereto, or the grant documentation applicable to such Substitute Option.

Tax treatment of Substitution-Eligible Unvested Wolt Options that are substituted with DoorDash RSUs

At the Closing, the Substitution-Eligible Unvested Wolt Options will be cancelled and extinguished and, in lieu thereof, DoorDash will grant an award of Substitute RSUs covering a number of shares of DoorDash Class A common stock determined under the Share Purchase Agreement and vesting on the terms set forth in the Share Purchase Agreement.

The substitution of Substitution-Eligible Unvested Wolt Options with Substitute RSUs should not trigger income taxation or social contributions to the holders of Substitution-Eligible Unvested Wolt Options at the Closing. The holder of the Substitute RSUs will become subject to income taxation at a progressive scale when the Substitute RSUs become vested. The taxable benefit is the fair market value of the DoorDash Class A common stock at the time when the Substitute RSU becomes vested. No social contributions become payable upon vesting of the Substitute RSU provided that the Substitution-Eligible Unvested Wolt Option has been granted at least one year prior to the vesting of the Substitute RSU, except for the employee’s nursing charge which is 1.50% in 2022.

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The last paragraph of the section titled “Finnish taxation – Taxation of capital gains – Resident natural persons” on page 250 of the Prospectus is replaced with the following information to reflect the Amendment. Amended paragraphs or information, as applicable, have been underlined.

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The acquisition cost for DoorDash Class A common stock received in exchange for Wolt Shares will equal the fair value of DoorDash Class A common stock at the Closing. In practice, the same applies to DoorDash Class A common stock received in in lieu of Stock-Eligible Vested Wolt Options, as the acquisition cost is determined by the amount that has been subject to income taxation under the exercise of the Wolt Options. Similarly, the acquisition cost for DoorDash Class A common stock received upon exercise of a Substitute Option will equal the fair value of DoorDash Class A common stock upon such exercise and the acquisition cost of the DoorDash Class A common stock received based on the Substitute RSUs will equal the amount that has been subject to income taxation when the Substitute RSUs became vested.

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The section titled “Finnish taxation – Finnish transfer tax” on pages 251–252 of the Prospectus is replaced with the following information to reflect the Amendment. Amended paragraphs or information, as applicable, have been underlined.

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Based on Finnish law, the Wolt securityholders are liable to collect the transfer tax from DoorDash in respect of the Wolt Shares transferred to DoorDash or, as applicable, the Vested Wolt Options that have been substituted, as well as to file the relevant transfer tax declaration. However, under the Share Purchase Agreement, DoorDash shall remit the Finnish transfer taxes levied in connection with the Transaction and shall file the Finnish transfer tax notification with the Finnish Tax Administration, and such Finnish transfer taxes shall be economically borne by DoorDash and the Wolt securityholders as set forth in the Share Purchase Agreement.

With respect to subsequent transfers of DoorDash Class A common stock received in exchange for the Wolt Shares, or in lieu of Stock-Eligible Vested Wolt Options or upon exercise of a Substitute Option, there is no transfer tax payable in Finland.

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INFORMATION ABOUT THIS SUPPLEMENT DOCUMENT

Important information

In a number of jurisdictions, such as in Australia, Azerbaijan, Canada, Georgia, Hong Kong, Japan, Jersey, Kazakhstan, Serbia, Singapore, South Africa and the United States, the distribution of this Supplement Document may be subject to restrictions imposed by law (such as registration of the relevant offering documents or transaction, admission, qualification and other regulations). Neither the Prospectus, this Supplement Document, any notification nor any other material concerning the Transaction may be distributed or published in any jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations. Neither DoorDash, Wolt nor their respective advisors accept any legal responsibility for persons who have obtained this Supplement Document in violation of these restrictions, irrespective of whether these persons are prospective recipients of the DoorDash Class A common stock. For further information, see the section titled ”– Notice to Wolt securityholders in jurisdictions other than Finland” below.

This Supplement Document will be available together with the Prospectus on the website of DoorDash at ir.doordash.com no later than as of the Registration Statement Effective Date (as defined in the section titled “The Transaction – Overview of the Transaction” of the Prospectus) or, if later, as of the commencement of the offer to the public of DoorDash Class A common stock in Finland. Further, a copy of this Supplement Document may, as of such date, be requested in writing or by telephone at the registered offices of DoorDash at 303 2nd Street, South Tower, 8th Floor, San Francisco, California 94107, Attention: Investor Relations as of the date referred to in the preceding sentence.

Any disputes arising in connection with this Supplement Document will be settled exclusively by a court of competent jurisdiction in Finland. Wolt securityholders must not construe the contents of this Supplement Document as legal, investment or tax advice. Each Wolt securityholder should consult such Wolt securityholder’s own counsel, accountant or business advisor as to legal, investment and tax advice and related matters pertaining to the Transaction.

Notice to Wolt securityholders in jurisdictions other than Finland

Notice to Wolt securityholders in the United Kingdom

The Prospectus (as supplemented by this Supplement Document) is for distribution only to, and is only directed at, persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 43 of the Financial Promotion Order, (iii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iv) are outside the United Kingdom, or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended) in connection with the issue or sale of DoorDash Class A Common Stock may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). The Prospectus (as supplemented by this Supplement Document) is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this document or the Prospectus relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

Notice to Wolt securityholders in the European Economic Area

The Prospectus (as supplemented by this Supplement Document) has been prepared on the basis that any offer of DoorDash Class A common stock in any Member State of the European Economic Area (“EEA”) other than offers (the “Permitted Public Offers”) which are made prior to the Closing, and which are contemplated in the Prospectus (as supplemented by this Supplement Document) in Finland once the Prospectus and this Supplement Document have been approved by the competent authority in Finland and published in accordance with the Prospectus Regulation, and in respect of which DoorDash has consented in writing to the use of the Prospectus (as supplemented by this Supplement Document), will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of DoorDash Class A common stock. Accordingly, any person making or intending to make an offer in that Member State of DoorDash Class A common stock which are the subject of the offer contemplated in the Prospectus (as supplemented by this Supplement Document), other than the Permitted Public Offers, may only do so in circumstances in which no obligation arises for DoorDash to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, in each case, in relation to such offer. DoorDash has not authorized, nor does it authorize, the making of any offer (other than Permitted Public Offers) of DoorDash Class A common stock in circumstances in which an obligation arises for DoorDash to publish or supplement a prospectus for such offer.

In relation to each Member State of the EEA with effect from and including 21 July 2019 (the “Prospectus Regulation Applicability Date”) no offer has been made and will not be made (other than a Permitted Public Offer) of DoorDash Class A common stock which are the subject of the offering contemplated by the Prospectus (as supplemented by this Supplement Document) to the public in that Member State, except that, with effect from and including the Prospectus Regulation Applicability Date, an offer of such DoorDash Class A common stock is made to the public in that Member State:

a) to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

b) to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation) as permitted under the Prospectus Regulation, subject to obtaining the prior consent of DoorDash for any such offer; or

c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no offer of DoorDash Class A common stock is made which would require DoorDash to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

In this section, the expression “an offer of DoorDash Class A common stock to the public” in relation to any DoorDash Class A common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the DoorDash Class A common stock to be offered so as to enable a Wolt securityholder to decide to purchase or subscribe to DoorDash Class A common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Regulation in that Member State.

Notice to Wolt securityholders in the Cayman Islands

The Prospectus (as supplemented by this Supplement Document) has not been approved by any governmental or regulatory authority in the Cayman Islands and does not constitute an offer or invitation to members of the public of any securities of DoorDash or Wolt, whether by way of sale or subscription, in the Cayman Islands. Any securities of DoorDash or Wolt have not been offered or sold, will not be offered or sold and no invitation to subscribe for these securities will be made, directly or indirectly, to members of the public in the Cayman Islands.

Wolt securityholders are advised to consult legal counsel prior to making any offer, resale, mortgage, charge, pledge or other transfer of any securities of DoorDash or Wolt.

The Prospectus (as supplemented by this Supplement Document) may not be used for, or in connection with, and does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to acquire any securities of DoorDash or Wolt in any jurisdiction in which such an offer or solicitation is unlawful.

Notice to Wolt securityholders in Japan

DoorDash Class A common stock offered in Finland under the Prospectus (as supplemented by this Supplement Document) has not been and will not be registered under the Financial Instruments and Exchange Act of Japan. DoorDash Class A common stock offered in Finland under the Prospectus (as supplemented by this Supplement Document) may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Act and otherwise in compliance with any applicable laws, rules, regulations and governmental guidelines.